UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                        Millennium Pharmaceuticals, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   0005999021
                                 (CUSIP Number)

                                 George J. Lykos
                                 Bayer Corporation
                                 400 Morgan Lane
                                 West Haven, CT 06516
                                 203-812-2401

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 10, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No.  0005999021                                       Page 2 of 9 Pages
           ----------                                            -------
--------------------------------------------------------------------------------


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Bayer AG


2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
                                                                         (b)[ ]

3          SEC USE ONLY


4          SOURCE OF FUNDS

           WC.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          CITIZENSHIP OR PLACE OF ORGANIZATION

           Federal Republic of Germany


                            7          SOLE VOTING POWER

                                        4,957,660

         NUMBER OF          8          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                     0
         OWNED BY
           EACH             9          SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                        4,957,660
           WITH
                           10          SHARED DISPOSITIVE POWER

                                        0


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,957,660

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES   [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.4%

14         TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

                  This Statement relates to shares of common stock, $.001 par value per share (the "Common Stock"), of Millennium Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 238 Main Street, Cambridge, Massachusetts 02139-4815.

Item 2.  Identity and Background.

                  This Statement is being filed by Bayer AG ("Bayer"), a German corporation with its principal offices located in Leverkeusen, Germany. Bayer is a German multinational pharmaceutical and chemical company. Information as to the executive officers and directors of Bayer is set forth in Exhibit A hereto.

                  During the past five years, neither Bayer nor, to Bayer's knowledge, any of the persons listed in Exhibit A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither Bayer nor, to Bayer's knowledge, any of the persons listed in Exhibit A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The source of funds used to purchase the shares of Common Stock was the working capital of Bayer. Bayer paid Ninety Six Million, Six Hundred Thousand Dollars ($96,600,000.00) to acquire 4,957,660 shares of Common Stock (the "Shares").


Item 4.  Purpose of Transaction.

                  On November 10, 1998 Bayer acquired the Shares pursuant to an Investment Agreement dated September 22, 1998 between Bayer and the Issuer (the "Investment Agreement"). Also on September 22, 1998, Bayer and the Issuer entered into an agreement (the "Colloboration Agreement") pursuant to which Bayer will receive access to key technologies in modern genome research and a flow of genome-based targets for drug development over a five-year period (which period could be shortened or lengthened in accordance with the terms of the Collaboration Agreement) (the "Program Term"). The Issuer has filed a copy of the Collaboration Agreement with the SEC as an exhibit to its report on Form 10-Q for the quarter ended September 30, 1998.

                    Bayer acquired the Shares for investment purposes. Bayer's right to sell the Shares and to acquire additional shares of Common Stock is limited by the Investment Agreement (see Item 6 below). Subject to the Investment Agreement, Bayer intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to Bayer, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or the sale at any time of all or a portion of the Shares or other shares of Common Stock hereafter acquired by Bayer to one or more purchasers.

                  Pursuant  to  the  Investment  Agreement  and  subject  to the limitations described therein, Bayer has the right during the Program Term to have a representative attend each year two regular meetings of the board of directors of Millennium, to receive copies of agendas and the minutes for all board meetings, and once each quarter to receive a confidential briefing from officers of Millennium regarding Millennium's business and strategy. In addition, Bayer may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Bayer may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

                  Except as described above, Bayer does not have any current plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4. Bayer may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals without respect thereto.

Item 5.  Interest in Securities of the Issuer.

                  (a), (b), (c) Bayer is the beneficial owner of 4,957,660 shares of Common Stock (approximately 14.4% of the outstanding shares of Common Stock). Bayer is the beneficial owner of all of the Shares and has the sole power to vote and dispose of all the Shares. On November 10, 1998, Bayer acquired the Shares from the Issuer for an aggregate purchase price of $96,600,000, or $19.485 per share, pursuant to the terms of the Investment Agreement.

                  (d), (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  (i) On September 22, 1998, the Issuer and Bayer entered into the Investment Agreement, (the "Investment Agreement") attached hereto as Exhibit B. Pursuant to the Investment Agreement, the Issuer agreed to issue and sell to Bayer and Bayer agreed to purchase from the Issuer 4,957,660 shares of the Issuer's Common Stock for an aggregate purchase price of $96,600,000.

                  Bayer has certain subscription rights pursuant to the Investment Agreement (as more fully described therein). So long as Bayer has not sold more than 1,000,000 Shares (as adjusted to reflect any stock splits, stock dividends and similar recapitalizations) (other than sales to affiliates), if the Issuer proposes the issuance of certain new securities, then, prior to each such issuance of such new securities, the Issuer shall offer to Bayer a pro rata share of such new securities. These subscription rights will terminate upon the earlier of (i) a sale of all or substantially all of the assets or business of the Issuer, by merger, sale of assets or otherwise, or (ii) termination of the Program Term.

                  Pursuant  to the  Investment  Agreement,  prior  to the  third anniversary of Bayer's purchase of the Shares, except under certain circumstances as more fully described in the Investment Agreement, Bayer and its affiliates (i) will not acquire any direct or indirect beneficial ownership or interest in any additional securities of the Issuer, and (ii) will not participate in the solicitation of proxies to vote securities of the Issuer. Prior to the second anniversary of such purchase, Bayer will not sell, transfer or otherwise dispose of any Shares (except to any affiliate of Bayer). After the second anniversary of the Closing and prior to the expiration of the Program Term, Bayer will not sell, transfer or otherwise dispose of, in any one calendar year, more than 2,500,000 Shares (as adjusted to reflect any stock splits, stock dividends and similar recapitalizations) (except to an affiliate of Bayer). After the second anniversary of the Closing and prior to the expiration of the Program Term, if Bayer proposes to sell any Shares other than pursuant to a registration statement under the Securities Act, the Issuer shall have a right of first negotiation with respect to the acquisition of those Shares proposed to be sold. The foregoing restrictions on transfer of the Shares expire under certain circumstances more fully described in the Investment Agreement.

                  The description of the Investment Agreement is qualified in its entirety by reference to such agreement, a copy of which is set forth as Exhibit B hereto.

                  (ii) On November 10, 1998, the Issuer and Bayer entered into the Registration Rights Agreement, (the "Registration Rights Agreement") attached hereto as Exhibit C. Pursuant to the Registration Rights Agreement the Issuer has agreed to provide Bayer certain demand and piggyback registration rights for the shares.

                  Bayer has the right, subject to certain exceptions, to two demand registrations on any registration form that the Issuer chooses and which the Issuer is eligible to use. Bayer may not demand registration of securities prior to the second anniversary of the closing date of the Investment Agreement. The Issuer may postpone (or withdraw) a demand registration, under the circumstances specified in the Registration Rights Agreement.

                  Also pursuant to the Registration Rights Agreement, Bayer has certain piggyback registration rights. If the Issuer at any time proposes to register any of its securities under the Securities Act (other than pursuant to a demand registration or a Special Registration as defined in the Registration Rights Agreement), whether or not for sale for its own account (a "Company Registration"), upon the written request of Bayer, the Issuer shall use reasonable best efforts to cause all Shares that the Issuer has been requested by Bayer to register to be so registered under the Securities Act to the extent necessary to permit their disposition in accordance with the intended methods of distribution specified in the request Bayer.

                  The description of the Registration Rights Agreement is qualified in its entirety by reference to such agreement, a copy of which is set forth as Exhibit C hereto.


Item 7.  Material to be Filed as Exhibits.



Exhibit A      Information concerning Bayer's executive officers and directors.

Exhibit B      Investment Agreement dated as of September 22, 1998 by and between the Issuer and Bayer.

Exhibit C      Registration Rights Agreement dated November 10, 1998 by and between the Issuer and Bayer.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date:  November 17, 1998                    Bayer AG



                                             By: /s/ Dr. Michael Strucksberg
                                                     Dr. Michael Strucksberg
                                            Its:     Deputy General Counsel

                  DIRECTORS AND EXECUTIVE OFFICERS OF BAYER AG


                  The following table sets forth the name and present principal occupation or employment of each member of the Supervisory Board and the Board of Management of Bayer AG. The business address of each of them is Bayer AG, Leverkusen, Germany. Except as otherwise indicated, all such persons are citizens of Germany and each occupation listed refers to employment with Bayer AG.

Exhibit A


                                Supervisory Board

Name:                             Principal Present Occupation

Hermann J. Strenger               Chairman of the Supervisory Board, Former
                                  Chairman of the Company's Board of Management

Rolf Nietzarad                    Chemical Laboratory Technician,
                                  Vice Chairman of the Supervisory Board,
                                  Leverkusen

Werner Bischoff                   Member of the Executive Committee of the
                                  German Mine, Chemical and Power Workers
                                  Union,

Adolf Busbach                     Electrician

Martin Kohlhaussen                Chairman of the Board of Managing Directors
                                  of Commerzbank AG

Hilman Kopper                     Chairman of the Supervisory Board of
                                  Deutsche Bank AG

Dr. -Ing. Manfred Lennings        Management Consultant

Dr. h.c. Andre Leysen             Chairman of the Board of Administration of
(Citizen of Belgium)              Gevaert N.V.

Helmut Oswald Maucher             President and Chief Executive Officer of
                                  Nestle S.A.

Dieter Meinhardt                  Machine Fitter

Hans-Dieter Peppmeier             Engineering Draftsman

Dr. Heinrich von Pierer           Chairman of the Board of Management
                                  of Siemens AG

Bernd Reckschwardt                Chemical Worker

Waltraud Schlaefke                Chemical Laboratory Technician

Hubertus Schmoldt                 Chairman of the German Mine, Chemical and
                                  Power Workers Union

Dieter Schulte                    Chairman of the German Unions Federation (DGB)

Lodewijk C. van Wachem            Chairman of the Supervisory Board of Royal
(Citizen of the Netherlands)      Dutch Petroleum Company

Prof. Dr. Ernst-Ludwig Winnacker  President of the German Research Association,

Dr. Hermann Wunderlich            Former Vice Chairman of the Company's Board
                                  of Management

                               Board of Management


Name:                             Principal Present Occupation


Dr. Manfred Schneider             Chairman of the Board of Management

Dr. Pol Bamelis                   Member of the Board of Management,
(Citizen of Belgium)              Representative for Business Segment Agfa

Dr. Dieter Becher                 Member of the Board of Management

Hans-Jurgen Mohr                  Member of the Board of Management

Dr. Udo Oels                      Member of the Board of Management,
                                  Representative for Business Segment Chemicals

Manfred Pfleger                   Member of the Board of Management

Werner Spinner                    Member of the Board of Management,
                                  Representative for Business Segment Polymers

Werner Wenning                    Member of the Board of Management, Chief
                                  Financial Officer

Dr. Walter Wenninger              Member of the Board of Management,
                                  Representative for Business Segment Health
                                  Care, Agriculture

Exhibit B


                              INVESTMENT AGREEMENT

                         dated as of September 22, 1998

                                 by and between

                                    BAYER AG
                a corporation of the Federal Republic of Germany

                                       and

                        MILLENNIUM PHARMACEUTICALS, INC.,
                             a Delaware corporation

                                TABLE OF CONTENTS

                                                                            Page

ARTICLE I

   PURCHASE AND SALE OF SHARES.................................................1
   Section 1.1     Purchase and Sale...........................................1
   Section 1.2     Closing Date................................................1
   Section 1.3     Transactions at the Closing.................................2

ARTICLE II

   REPRESENTATIONS AND WARRANTIES..............................................2
   Section 2.1     Representations and Warranties of the Company...............2
   Section 2.2     Representations and Warranties of Purchaser................11

ARTICLE III

   EQUITY PURCHASES FROM THE COMPANY..........................................12
   Section 3.1     Subscription Rights........................................12
   Section 3.2     Issuance and Delivery of New Securities and Voting Stock...13
   Section 3.3     Termination of Article III.................................13

ARTICLE IV

   LIMITATIONS ON PURCHASES OF ADDITIONAL EQUITY SECURITIES...................13
   Section 4.1     Purchases of Equity Securities.............................13

ARTICLE V

   TRANSFER OF COMMON STOCK...................................................16
   Section 5.1     Limitations on Transfer....................................16

ARTICLE VI

   COVENANTS AND ADDITIONAL AGREEMENTS........................................18
   Section 6.1     Ordinary Course............................................18
   Section 6.2     Access and Information.....................................18
   Section 6.3     Further Actions............................................18
   Section 6.4     Further Assurances.........................................19
   Section 6.5     Board Attendance Rights and Rights to Information about Board and the Company............................................19

ARTICLE VII

   CONDITIONS PRECEDENT.......................................................19
   Section 7.1     Each Party's Obligations...................................20
   Section 7.2     Conditions to the Obligations of the Company...............20
   Section 7.3     Conditions to the Obligations of Purchaser.................20

ARTICLE VIII

   TERMINATION................................................................21
   Section 8.1     Termination................................................21
   Section 8.2     Effect of Termination......................................23

ARTICLE IX

   INDEMNIFICATION............................................................23
   Section 9.1     Indemnification of Purchaser...............................23
   Section 9.2     Indemnification Procedures.................................23
   Section 9.3     Survival of  Representations and Warranties................24

ARTICLE X

   INTERPRETATION; DEFINITIONS................................................24
   Section 10.1    Interpretation.............................................24
   Section 10.2    Definitions................................................25

ARTICLE XI

   MISCELLANEOUS..............................................................29
   Section 11.1    Severability...............................................30
   Section 11.2    Specific Enforcement.......................................30
   Section 11.3    Entire Agreement...........................................30
   Section 11.4    Counterparts...............................................30
   Section 11.5    Notices....................................................30
   Section 11.6    Amendments.................................................32
   Section 11.7    Cooperation................................................32
   Section 11.8    Successors and Assigns.....................................32
   Section 11.9    Expenses and Remedies......................................32
   Section 11.10   Transfer of Shares.........................................32
   Section 11.11   Governing Law..............................................33
   Section 11.12   Publicity..................................................33
   Section 11.13   No Third Party Beneficiaries...............................33
   Section 11.14   Consent to Jurisdiction....................................33

                              INVESTMENT AGREEMENT


         THIS INVESTMENT AGREEMENT (the "Agreement") is made as of September 22, 1998 by and between MILLENNIUM PHARMACEUTICALS, INC., a Delaware corporation (the "Company"), and BAYER AG, a corporation organized under the laws of the Federal Republic of Germany ("Purchaser").

         WHEREAS, the Company and Purchaser are parties to that certain Agreement, dated as of the date hereof (the "Collaboration Agreement"), which contains the terms and conditions on which the parties have agreed to collaborate on a small molecule drug discovery program; and

         WHEREAS, in connection with the execution of the Collaboration Agreement, Purchaser wishes to purchase from the Company, and the Company wishes to sell to Purchaser, shares of the Company's Common Stock, $.001 par value per share ("Common Stock"), on the terms and subject to the conditions set forth herein;

         WHEREAS, in connection with such sale and purchase of shares of Common Stock, the Company and Purchaser wish to enter into a registration rights agreement (the "Registration Rights Agreement"), substantially in the form attached hereto as Exhibit A.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth herein, the Company and Purchaser agree as follows:


                                    ARTICLE I

                           PURCHASE AND SALE OF SHARES

         Section 1.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, the Company agrees to issue and sell to Purchaser and Purchaser agrees to purchase from the Company 4,957,660 shares of the Company's Common Stock (the "Shares"), at a purchase price of $19.485 per share (which purchase price reflects the greater of (i) 115% of the average daily closing price of a share of the Company's Common Stock over the period from March 1, 1998 to August 31, 1998 or (ii) 100% of the closing price of a share of the Company's Common Stock on September 21, 1998) for an aggregate purchase price of Ninety Six Million, Six Hundred Thousand Dollars ($96,600,000) (the "Purchase Price").

         Section 1.2 Closing Date. The closing of the purchase and sale of the Shares hereunder (the "Closing") shall be held at the offices of Hale and Dorr, 60 State Street, Boston, Massachusetts, at 10:00 a.m., Boston time, on the third Business Day following the first date on which all the conditions to Closing set forth in Article VII have been satisfied or waived, or at such other, place, time and date as the Company and Purchaser shall agree. The Company shall give Purchaser three (3) Business Days prior notice of the date the Closing is scheduled to occur. The date of the Closing is hereinafter referred to as the "Closing Date."

         Section 1.3 Transactions at the Closing. At the Closing, subject to the terms and conditions of this Agreement, (a) the Company shall issue and sell to Purchaser and Purchaser shall purchase the Shares; (b) the Company shall deliver to Purchaser a certificate representing the Shares, registered in the name of Purchaser against payment of the Purchase Price by wire transfer of immediately available funds to an account or accounts previously designated by the Company no less than five (5) Business Days prior to the Closing Date; and (c) the Company and Purchaser shall enter into the Registration Rights Agreement.


                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

         Section 2.1 Representations and Warranties of the Company. The Company hereby represents and warrants to Purchaser as follows:

                  (a) Corporate Organization.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary is duly organized and validly existing and, if applicable, is in good standing, under the laws of the jurisdiction of its incorporation or organization. Each of the Company and its Subsidiaries is duly qualified or licensed and, if applicable, is in good standing as a foreign corporation, in each jurisdiction in which the properties owned, leased or operated, or the business conducted, by it require such qualification or licensing, except for any such failure so to qualify or be in good standing which, individually or in the aggregate, would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. Each of the Subsidiaries has the requisite power and authority to carry on its business as it is now being conducted. The Company has heretofore made available to Purchaser complete and correct copies of the Certificate of Incorporation of the Company (the "Company Charter") and the By-laws of the Company (the "Company By-Laws") and the certificate of incorporation and by-laws, or the comparable organizational documents, of each of its Subsidiaries, each as amended to date and currently in full force and effect.

                  (b) Corporate Authority. The Company has the requisite corporate power and authority to execute, deliver and perform this Agreement and the Registration Rights Agreement and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Registration Rights Agreement by the Company, the issuance and sale by the Company of the Shares and the performance by the Company of the other transactions contemplated hereby and thereby have been duly authorized by the Company's Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Registration Rights Agreement or for the Company to consummate the transactions so contemplated herein and therein. This Agreement is, and the Registration Rights Agreement, when executed or delivered will be, valid and binding agreements of the Company, enforceable against the Company in accordance with their respective terms, assuming that this Agreement and the Registration Rights Agreement are valid and binding agreements of Purchaser, subject as to enforcement of remedies to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting generally the enforcement of creditors' rights and subject to a court's discretionary authority with respect to the granting of a decree ordering specific performance or other equitable remedies.

                  (c) No Violations; Consents and Approvals. (i) Neither the execution, delivery or performance by the Company of this Agreement or the Registration Rights Agreement or the consummation by the Company of the transactions contemplated hereby or thereby (A) will result in a violation or breach of the Company Charter or the Company By-Laws or the charter or by-laws of any of the Company's Subsidiaries or (B) will result in a violation or breach of (or give rise to any right of termination, revocation, cancellation or acceleration under or increased payments under), or constitute a default (with or without due notice or lapse of time or both) under, or result in the creation of any lien, mortgage, charge, encumbrance or security interest of any kind (a "Lien") upon any of the properties or assets of the Company or any of its Subsidiaries under, (1) any of the terms, conditions or provisions of any note, bond, mortgage, indenture, contract, agreement, obligation, instrument, offer, commitment, understanding or other arrangement (each a "Contract") or of any license, waiver, exemption, order, franchise, permit or concession (each a "Permit") to which the Company or any of its Subsidiaries is a party or by which any of their properties or assets may be bound, or (2) subject to the governmental filings and other matters referred to in clause (ii) below, any judgment, order, decree, statute, law, regulation or rule applicable to the Company or any of its Subsidiaries, except, in the case of clause
         (B), for violations, breaches, defaults, rights of cancellation, termination, revocation or acceleration or Liens that would not, individually or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

                  (ii) Except for filings as may be required under, and other applicable requirements of, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), no consent, approval, order or authorization of, or registration, declaration or filing with, any government or any court, administrative agency or commission or other governmental authority or agency, federal, state, local or foreign (a "Governmental Entity"), is required with respect to the Company in connection with the execution, delivery or performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby (except where the failure to obtain such consents, approvals, orders or authorizations, or to make such filings would not, individually or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole).

                  (d) Capital Stock. The authorized capital stock of the Company consists of (i) 100,000,000 shares of Common Stock, of which an aggregate 29,550,646 shares of Common Stock were issued and outstanding as of the close of business on August 31, 1998, and (ii) 5,000,000 shares of preferred stock, $.001 par value per share, of which none were issued and outstanding as of the close of business on August 31, 1998. As of the close of business on August 31, 1998, there were outstanding under the Company's stock option and incentive plans (collectively, the "Company Stock Plans"), options to acquire an aggregate of 6,215,608 shares of Common Stock (subject to adjustment on the terms set forth therein). All of the outstanding shares of Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth on Schedule 2.1(d), there are no preemptive or similar rights on the part of any holders of any class of securities of the Company or of any of its Subsidiaries. Except for the Common Stock, the Company has outstanding no bonds, debentures, notes or other obligations or securities the holders of which have the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Except as set forth above or on Schedule 2.1(d), as of the date of this Agreement, there are no securities convertible into or exchangeable for, or options, warrants, calls, subscriptions, rights, contracts, commitments, arrangements or understandings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries contingently or otherwise to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or of any of its Subsidiaries. Except as set forth on Schedule 2.1(d), there are no outstanding agreements of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries.

                  (e) Subsidiaries. (i) Schedule 2.1(e) contains a complete and correct description of the shares of stock or other equity interests that are authorized, or issued and outstanding, of each of the Company's Subsidiaries. The Company has no equity interests with a value of $100,000 or more in any Person other than its Subsidiaries, and there are no commitments on the part of the Company or any Subsidiary to contribute additional capital in respect of any equity interest in any Person. Each of the outstanding shares of capital stock of each of the Subsidiaries has been duly authorized and validly issued, and is fully paid and nonassessable. Except as set forth on
         Schedule 2.1(e), all of the outstanding shares of capital stock of each Subsidiary are owned, either directly or indirectly, by the Company free and clear of all Liens.

                  (ii) Schedule 2.1(e)(ii) contains a complete and correct list of all Subsidiaries of the Company.

                  (f) SEC Filings. The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under the Securities Act and the Exchange Act since May 1996 (the "Company SEC Documents"). As of its filing date, each Company SEC Document filed, as amended or supplemented, if applicable,
         (i) complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations thereunder and (ii) did not, at the time it was filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading.

                  (g) Absence of Certain Events and Changes. Except as disclosed in the Company SEC Documents filed with the SEC and publicly available prior to the date hereof, or as otherwise contemplated or permitted by this Agreement, and except for any items referred to in Schedule 2.1(g), since June 30, 1998, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice and there has not been any event, change or development which, individually or in the aggregate, would have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

                  (h) Compliance with Applicable Law. Except as disclosed in the Company SEC Documents, each of the Company and its Subsidiaries is in compliance with all statutes, laws, regulations, rules, judgments, orders and decrees of all Governmental Entities applicable to it that relate to its respective business, and neither the Company nor any of its Subsidiaries has received any notice alleging noncompliance except, with reference to all the foregoing, where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. This Section 2.1(h) does not relate to employee benefits matters (for which Section 2.1(l) is applicable, environmental matters, (for which Section 2.1(m) is applicable) or tax matters (for which Section 2.1(k) is applicable). Each of the Company and its Subsidiaries has all Permits that are required in order to permit it to carry on its business as it is presently conducted, except where the failure to have such Permits or rights would not, individually or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. All such Permits are in full force and effect and the Company and its Subsidiaries are in compliance with the terms of such Permits, except where the failure to be in full force and effect or in compliance would not, individually or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

                  (i) Litigation. Except as disclosed in the Company SEC Documents filed with the SEC and publicly available prior to the date hereof or referred to in Schedule 2.1(i), there are no civil, criminal or administrative actions, suits, or proceedings pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries that, individually or in the aggregate, are likely to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. Except as disclosed in the Company SEC Documents filed with the SEC and publicly available prior to the date hereof, there are no outstanding judgments, orders, decrees, or injunctions of any Governmental Entity against the Company or any of its Subsidiaries that, insofar as can reasonably be foreseen, individually or in the aggregate, in the future would have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

                  (j) Contracts. (i) The Company has filed as exhibits to the Company SEC Documents all material agreements required to be filed under the rules and regulations of the SEC (the "Material Contracts").

                  (ii) All Material Contracts are legal, valid, binding, in full force and effect and enforceable against each party thereto, except to the extent that any failure to be enforceable, individually or in the aggregate, would not reasonably be expected to have or result in a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, provided that no representation is made as to the enforceability of any non-competition provision in any employment agreement. There does not exist under any Material Contract any violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder, on the part of any of the Company or its Subsidiaries or, to the Knowledge of the Company or any of its Subsidiaries, any other Person, other than such violations, breaches or events of default as would not, individually or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. The enforceability of all Material Contracts will not be adversely affected in any manner by the execution, delivery or performance of this Agreement or the Registration Rights Agreement or the consummation of the transactions contemplated hereby or thereby, and no Material Contract contains any change in control or other terms or conditions that will become applicable or inapplicable as a result of the consummation of such transactions. Except as set forth on Schedule 2.1(j), neither the Company nor the Subsidiaries are a party to any contract prohibiting or materially restricting the ability of the Company or any of its Subsidiaries to conduct its business, to engage in any business or operate in any geographical area or compete with any person.

                  (k) Taxes. (i) Except as set forth on Schedule 2.1(k), (A) all Tax Returns required to be filed by or on behalf of each of the Company and its Subsidiaries have been filed except to the extent that a failure to file, individually or in the aggregate, would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole; (B) all such filed Tax Returns are complete and accurate in all respects, other than any incompleteness or any inaccuracy that would not, individually or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, and all Taxes shown to be due on such Tax Returns have been paid; (C) no written claim

         (other than a claim that has been finally settled) has been made by a taxing authority that any of the Company or its Subsidiaries is subject to an obligation to file Tax Returns or to pay or collect Taxes imposed by any jurisdiction in which either the Company or its Subsidiaries does not file Tax Returns or pay or collect Taxes, other than any such claim that would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, or for which adequate reserves have been provided on the balance sheets contained in the Company SEC Documents filed with the SEC and publicly available prior to the date hereof; (D) there is no deficiency with respect to any Taxes which would, individually or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, other than any such deficiency for which adequate reserves have been provided on the balance sheet contained in the financial statements in the SEC Company Documents filed with the SEC and publicly available prior to the date hereof; and (E) all material assessments for Taxes due with respect to completed and settled examinations or concluded litigation have been paid which, individually or in the aggregate, exceed $100,000. As used in this Agreement, "Taxes" shall include all federal, state, local and foreign income, franchise, property, sales, excise and other taxes, tariffs or governmental charges of any nature whatsoever, including interest and penalties, and additions thereto; and "Tax Returns" shall mean all federal state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes.

                  (ii) Except as set forth on Schedule 2.1(k), each of the Company and its Subsidiaries has duly and timely withheld all Taxes required to be withheld in connection with its business and assets, and such withheld Taxes have been either duly and timely paid to the proper governmental authorities or properly set aside in accounts for such purpose, except to the extent that any failure to do so would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

                  (iii) Except as set forth on Schedule 2.1(k), (A) all taxable periods of each of the Company and its Subsidiaries ending before December 31, 1993 are closed or no longer subject to audit; (B) none of the Company or any of its Subsidiaries is currently under any audit by any taxing authority as to which such taxing authority has asserted in writing any claim which, if adversely determined, could have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole; and (C) no waiver of the statute of limitations is in effect with respect to any taxable year of the Company or any of its Subsidiaries.

                  (iv) Except as set forth on Schedule 2.1(k), (A) none of the Company or its Subsidiaries is a party to or bound by or has any obligation under any Tax allocation, sharing, indemnification or similar agreement or arrangement with any Person which might result in a Material Adverse Effect to the Company or Subsidiary which entered into such agreement or arrangement; and (B) none of the Company or its Subsidiaries is or has been at any time a member of any group of companies filing a consolidated, combined or unitary income tax return other than any such group the common parent of which is the Company.

                  (l) Employee Benefit Plans and Related Matters; ERISA. (i) Employee Benefit Plans. Each Employee Benefit Plan that provides for equity-based compensation or that has associated costs that are expected to be material to the Company or its Subsidiaries in the aggregate and that is expected to provide for contributions to be made by the Company or its Subsidiaries or their Employees after the date hereof or to permit the accrual of additional benefits by any Employee of the Company or its Subsidiaries after the date hereof is either listed on Schedule 2.1(l) or has been filed with the SEC as a material contract (collectively, the "Plans").

                  (ii) Qualification. Except to the extent that failure to meet the requirements of Section 401(a) of the Code would not result in any material liability as to which adequate reserves have not been established, each Employee Benefit Plan intended to be qualified under section 401(a) of the Code, and the trust (if any) forming a part thereof, (A) has received a favorable determination letter from the IRS as to its qualification under the Code and to the effect that each such trust is exempt from taxation under section 501(a) of the Code, and nothing has occurred since the date of such determination letter that could adversely affect such qualification or tax-exempt status or (B) a timely application for such a favorable determination letter was filed and the Company has no reason to believe that such a favorable determination letter will not be granted.

                  (iii) Compliance; Liability. (A) No liability has been or is reasonably expected to be incurred under or pursuant to Title I or IV of ERISA or the penalty, excise Tax or joint and several liability provisions of the Code relating to employee benefit plans that is or would be material to the Company and its Subsidiaries, taken as a whole.

                           (B) Each of the Employee Benefit Plans has been operated and administered in all respects in compliance with its terms, all applicable laws and all applicable collective bargaining agreements, except for any failure so to comply that, individually and in the aggregate, could not reasonably be expected to result in a material liability or obligation on the part of the Company and its Subsidiaries in the aggregate. There are no pending or threatened claims by or on behalf of any of the Employee Benefit Plans, by any Employee or otherwise involving any such Employee Benefit Plan or the assets of any Employee Benefit Plan (other than routine claims for benefits or actions seeking qualified domestic relations orders or qualified medical child support orders, all of which have been fully reserved for on the regularly prepared balance sheets of the Company or its Subsidiaries, as applicable) which would reasonably be expected to result in any material liability to the Company and its Subsidiaries in the aggregate.

                           (C) Except to the extent  that it would not give rise
                  to a material liability or obligation on the part of the Company and it Subsidiaries in the aggregate, no Employee is or will become entitled to post-employment benefits of any kind by reason of employment with the Company or its Subsidiaries, including, without limitation, death or medical benefits (whether or not insured), other than (x) coverage mandated by section 4980B of the Code or other applicable laws, (y) retirement benefits payable under any Plan qualified under section 401 (a) of the Code or (z) accrued deferred compensation. The consummation of the transactions hereunder and under the Registration Rights Agreement will not result in an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any Employee by any of the Company or its Subsidiaries.

                  (iv) Employees, Labor Matters, etc. Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, and there are no labor unions or other organizations representing, purporting to represent or attempting to represent any employees employed by the Company or any of its Subsidiaries. Since June 30, 1998, there has not occurred or been threatened any strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any employees of the Company or any of its Subsidiaries. Except as set forth on Schedule 2.1(l), there are no labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no petition pending or threatened with respect to any employee of the Company or its Subsidiaries. The Company and each of its Subsidiaries has complied with all applicable laws pertaining to the employment or termination of employment of their respective employees, including, without limitation, all such laws relating to labor relations, equal employment opportunities, fair employment practices, prohibited discrimination or distinction and other similar employment activities, except for any failure so to comply that, individually and in the aggregate, could not result in a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

                  (m) Environmental Matters. Except as disclosed in the Company SEC Documents filed with the SEC and publicly available prior to the date hereof and except for such matters that, individually or in the aggregate, would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws (as defined below), (ii) the Company and its Subsidiaries have all Permits required under Environmental Laws for the operation of their respective businesses as presently conducted ("Environmental Permits"),
         (iii) neither the Company nor its Subsidiaries has received notice from any Governmental Entity asserting that either the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law, and (iv) there are no actions, proceedings or claims pending (or, to the Knowledge of the

         Company or any of its Subsidiaries, threatened) seeking to impose any liability on Environmental Permits or Hazardous Substances (as defined below).

                  For purposes of this Agreement, "Environmental Law" means any federal, state, local or foreign law, statute, regulation or decree relating to (x) the protection of the environment or (y) the use, storage, treatment, generation, transportation, processing, handling, release or disposal of Hazardous Substances in each case as in effect on the date hereof. "Hazardous Substance" means any waste, substance, material, pollutant or contaminant listed, defined, designated or classified as hazardous, toxic or radioactive, or otherwise regulated, under any Environmental Law.

                  (n) Delaware Law. The Company has taken all action necessary to ensure that the provisions of Section 203 of the Delaware General Corporation law (the "DGCL") will not be applicable to Purchaser or its Affiliates as a result of the transactions contemplated by this Agreement.

                  (o) Status of Shares. The Shares being issued at the Closing have been duly authorized by all necessary corporate action on the part of the Company, and at Closing such Shares will have been validly issued and, assuming payment therefor has been made, will be fully paid and nonassessable, and the issuance of such Shares will not be subject to preemptive rights of any other stockholder of the Company. The Shares will be eligible for listing on the Nasdaq Stock Market.

                  (p) Intellectual Property. The Intellectual Property that is owned by the Company or any of its Subsidiaries is owned free from any Liens (other than Permitted Liens), except where the failure to be free from liens would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. All material Intellectual Property Licenses are in full force and effect in accordance with their terms, and are free and clear of any Liens (other than Permitted Liens), except where the failure to be free from Liens or to be in full force and effect would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe or conflict with the rights of any third party in respect of any Intellectual Property, except where such conduct would not materially affect the ability of the Company and its Subsidiaries to conduct their business as presently conducted. To the Knowledge of the Company, none of the Company Intellectual Property is being infringed by any third party except where such infringement would not have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole. There is no claim or demand of any Person pertaining to, or any proceeding which is pending or, to the Knowledge of the Company, threatened, that challenges the rights of the Company or any of its Subsidiaries in respect of any Company Intellectual Property, or that claims that any default exists under any Intellectual Property License, except where such claim, demand or proceeding would not materially affect the ability of the Company and its Subsidiaries to conduct their business as presently conducted. For purposes of this Agreement, "Company Intellectual Property" means the Intellectual Property that is owned by the Company and its Subsidiaries and the Intellectual Property subject to written or oral licenses, agreements or arrangements pursuant to which its use by the Company or any of its Subsidiaries is permitted by any Person.

                  (q) Brokers or Finders. No agent, broker, investment banker or other firm is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

         Section 2.2       Representations and Warranties of Purchaser.

         Purchaser hereby represents and warrants to the Company as follows:

         (a) Organization. Purchaser is a corporation duly organized and validly existing and in good standing under the laws of the Federal Republic of Germany, with all requisite power and authority to own, lease and operate its properties and to conduct its business as now being conducted.

         (b) Authority. Purchaser has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby. All necessary corporate action required to have been taken by or on behalf of Purchaser by applicable law or otherwise to authorize the approval, execution, delivery and performance by Purchaser of this Agreement and the Registration
Rights Agreement and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized, and no other proceedings on its part are or will be necessary to authorize this Agreement or the Registration Rights Agreement or for it to consummate such transactions. This Agreement is, and the Registration Rights Agreement, when executed and delivered will be, valid and binding agreements of Purchaser, enforceable against Purchaser in accordance with their respective terms, assuming that this Agreement and the Registration Rights Agreement are valid and binding agreements of the Company, subject as to enforcement of remedies to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting generally the enforcement of creditors' rights and subject to a court's discretionary authority with respect to the granting of a decree ordering specific performance or other equitable remedies.

         (c) Conflicting Agreements and Other Matters. Neither the execution and delivery of this Agreement or the Registration Rights Agreement nor the performance by Purchaser of its obligations hereunder or thereunder will conflict with, result in a breach of the terms, conditions or provisions of, constitute a default under, result in the creation of any Lien upon any of the properties or assets of Purchaser pursuant to, or require any consent, approval or other action by or any notice to or filing with any Government Entity pursuant to, the organizational documents or agreements of Purchaser or any agreement, instrument, order, judgment, decree, statute, law, rule or regulation by which Purchaser is bound (assuming that the Company shall have made or obtained all consents, approvals, orders, authorizations or filings referred to in Section 2.1(c)(ii)), except for filings after the Closing under Section 13(d) of the Exchange Act and filings under the HSR Act.

         (d) Acquisition for Investment. (i) Purchaser is acquiring the Shares for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof, and Purchaser has no present intention to effect, or any present or contemplated plan, agreement, undertaking, arrangement, obligation, indebtedness, or commitment providing for, any distribution of Shares, (ii) Purchaser is an "accredited investor" as defined in Rule 501(a) under the Securities Act, (iii) Purchaser has carefully reviewed the representations concerning the Company contained in this Agreement and has made detailed inquiry concerning the Company, its business and its personnel, and (iv) Purchaser has sufficient knowledge and experience in finance and business that it is capable of evaluating the risks and merits of its investment in the Company and is able financially to bear the risks thereof.

         (e) Brokers or Finders. Except as set forth on Schedule 2.2(e), no agent, broker, investment banker or other firm is or will be entitled to any broker's or finder's fee or any other commission or similar fee from Purchaser in connection with any of the transactions contemplated by this Agreement


                                   ARTICLE III

                        EQUITY PURCHASES FROM THE COMPANY

         Section 3.1 Subscription Rights. So long as Purchaser has not sold more than 1,000,000 Shares (as adjusted to reflect any stock splits, stock dividends and similar recapitalizations) (other than sales to Affiliates), if the Company proposes the issuance of New Securities (other than any New Securities issued
(i) to officers, employees, directors, consultants or advisors of the Company or any of its Subsidiaries pursuant to any employee stock offering, plan or arrangement, (ii) in connection with any acquisition of another corporation by the Company by merger, purchase of all or substantially all of such
corporation's   assets  or  other   reorganization   (iii)  in  connection  with
Pharmaceutical Alliances, (iv) in connection with Research and Development Funding Transactions, (v) in connection with equipment leasing or equipment financing arrangements, to the Person who leased or financed such equipment and
(vi) to Purchaser or its Affiliates) then, prior to each such issuance of New Securities, the Company shall offer to Purchaser a Pro Rata Share of such New Securities. Any offer of New Securities made to Purchaser under this Section 3.1 shall be made by notice in writing (the "Subscription Notice"). The Subscription Notice shall set forth (i) the number of New Securities proposed to be issued to Persons other than Purchaser and the terms of such New Securities, (ii) the consideration (or manner of determining the consideration), if any, for which such New Securities are proposed to be issued and the terms of payment, (iii) the number of New Securities offered to Purchaser in compliance with the provisions of this Section 3.1 and (iv) the proposed date of issuance of such New Securities. Not later than 20 Business Days after its receipt of a Subscription Notice, Purchaser shall notify the Company in writing whether it elects to purchase all or any portion of the New Securities offered to Purchaser pursuant to the Subscription Notice. If Purchaser shall elect to purchase any such New Securities, the New Securities which it shall have elected to purchase shall be issued and sold to Purchaser by the Company at the same time and on the same terms and conditions as the New Securities are issued and sold to any other Person. If, for any reason, the issuance of such New Securities is not consummated, Purchaser's right to its Pro Rata Share of such issuance shall lapse, subject to Purchaser's ongoing subscription right with respect to issuances of New Securities at later dates or times.

         Section 3.2 Issuance and Delivery of New Securities and Voting Stock. The Company represents and covenants to Purchaser that (i) upon issuance, all the shares of New Securities sold to Purchaser pursuant to this Article III shall be duly authorized, validly issued, fully paid and nonassessable and shall be approved (if outstanding securities of the Company of the same type are at the time already approved and the New Securities are registered under the Securities Act) for listing on the Nasdaq Stock Market or for quotation or listing on the principal trading market for the securities of the Company at the time of issuance, (ii) upon delivery of such shares, they shall be free and clear of all claims and Liens of any nature and shall not be subject to any preemptive right of any stockholder of the Company and (iii) in connection with any such issuance, the Company shall take such actions as are specified in
Section 2.1(o) with respect to such shares. Each share issued or delivered by the Company hereunder shall bear the legends set forth in Section 11.10.

         Section 3.3 Termination of Article III. This Article III shall terminate upon the earlier of (i) a sale of all or substantially all of the assets or business of the Company, by merger, sale of assets or otherwise, or
(ii) termination of the Program Term.


                                   ARTICLE IV

            LIMITATIONS ON PURCHASES OF ADDITIONAL EQUITY SECURITIES

         Section 4.1 Purchases of Equity Securities. (a) Prior to the third anniversary of the Closing, except as permitted by Section 4.1(b), (c) or (d), Purchaser and its Affiliates will not (and will not assist or encourage other to) directly or indirectly in any manner:

                           (i)      acquire, or agree to acquire, directly or
indirectly, alone or in concert with others, by purchase, gift or otherwise, any direct or indirect beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) or interest in any securities or direct or indirect rights, warrants or options to acquire, or securities convertible into or exchangeable for, any securities of the Company;

                           (ii)     make, or in any way participate in, directly
 or indirectly, alone or
in concert with others, any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the SEC promulgated pursuant to Section 14 of the Exchange Act); provided, however, that the prohibition in this subparagraph (ii) shall not apply to solicitations exempted from the proxy solicitation rules by Rule 14a-2 under the Exchange Act as such Rule is in effect as of the date hereof.

                           (iii)    form, join or in any way participate in a
"group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of the Company; or

                           (iv)     acquire or agree to acquire, directly or
indirectly, alone or in concert with others, by purchase, exchange or otherwise,
(i) any of the assets, tangible or intangible, of the Company or (ii) direct or indirect rights, warrants or options to acquire any assets of the Company, except for such assets as are then being offered for sale by the Company;

                           (v)      enter into any arrangement or understanding
with others to do any of the actions restricted or prohibited under clauses (i),
(ii) or (iii) of this Section 4.1(a); or

                           (vi)     otherwise act in concert with others, to
seek to offer to the Company or any of its stockholders any business combination, restructuring, recapitalization or similar transaction to or with the Company or otherwise seek in concert with others, to control, change or influence the management, board of directors or policies of the Company or nominate any person as a director of the Company who is not nominated by the then incumbent directors, or propose any matter to be voted upon by the stockholders of the Company; provided, however, that nothing in this subparagraph (vi) shall prevent Purchaser or any Affiliate of Purchaser, either acting alone or in concert with each other, from taking any action..

                  (b) Nothing herein shall prevent Purchaser from purchasing any securities of the Company pursuant to the terms of this Agreement (including through exercise of its rights under Section 3.1 hereof) and Purchaser shall not be treated as having breached any covenant in this Agreement solely as a result of such purchase.

                  (c) Nothing herein shall prevent Purchaser from purchasing additional Equity Securities of the Company if (i) prior thereto Purchaser has not sold any Shares (other than to an Affiliate of Purchaser) and (ii) after such purchase Purchaser and its Affiliates would own fourteen and three-tenths percent (14.3%) or less of the Total Voting Power of all Voting Securities of the Company then outstanding.

                  (d) This Section 4.1 shall terminate and Purchaser and its Affiliates shall have the right to acquire any securities of the Company without regard to the limitation on share ownership set forth in Section 4.1 in the event that:

                   (i) the Company has entered into (A) a merger agreement in which the holders of the Company's Voting Securities would cease to hold a majority of the voting securities of the surviving corporation, (B) an agreement to sell all or substantially all its assets, or (C) an agreement to be acquired, business combination, consolidation or any such similar transaction, in each case with any Person other than a wholly-owned subsidiary of the Company; provided, however, the limitation shall continue if (i) the merger agreement is with a majority-owned subsidiary of the Company and the Company is to be the surviving corporation in the merger, or (ii) the merger agreement or other agreements referred to in sections (A), (B), or (C) is subsequently terminated or the transactions contemplated thereunder are not consummated; or

                  (ii) a tender or exchange offer (other than a tender or exchange offer that the Company's Board of Directors has recommended be rejected) is made by any Person or 13D Group (as hereinafter defined) (other than an Affiliate of, or any Person acting in concert with, Purchaser) to acquire Voting Securities which, if added to the Voting Securities (if any) already owned by such Person or 13D Group, would result, if consummated in accordance with its terms, in the Beneficial Ownership by such Person or 13D Group of more than 30% of the Total Voting Power of all Voting Securities of the Company then outstanding, provided that the limitation shall be reinstated if such tender or exchange offer is withdrawn or terminated without such Person or 13D Group acquiring such 30% ownership level; or

                 (iii) it is publicly disclosed or Purchaser otherwise learns that Voting Securities representing more than 35% of the Total Voting Power of all Voting Securities of the Company then outstanding are Beneficially Owned by any Person or 13D Group (other than an Affiliate of, or any person acting in concert with, Purchaser); or

                 (iv) a proxy contest (or similar incident) is made by any Person of 13D Group (other than an Affiliate of, or any Person acting in concert with, Purchaser) to elect individuals who at the beginning of any calendar year did not constitute the majority of the members of the Board of Directors of the Company then in office and the Purchaser, upon the advice of legal counsel and financial advisors, reasonably believes in good faith, that such proxy contest will result in the election of individuals who will constitute a majority of members of the Board of Directors of the Company, but who did not, at the beginning of the calendar year, constitute the majority of the members of the Board of Directors of the Company then in office, provided that the limitation shall be reinstated if such proxy contest or similar incident is terminated or withdrawn without affecting the change in the Board of Directors referred to above.

         (e) As used herein, the term "13D Group" shall mean any group of Persons formed for the purpose of acquiring, holding, voting or disposing of Voting Securities which would be required under Section 13(d) of the Exchange Act and the rules and regulations thereunder (as now in effect and based on present legal interpretations thereof) to file a statement on Schedule 13D with the SEC as a "person" within the meaning of Section 13(d)(3) of the Exchange Act. Ownership of Voting Securities under Section 4.1(d) above and Section 5.1(d) below shall be determined in accordance with Rule 13d-3 of the Exchange Act as currently in effect.

                                    ARTICLE V

                            TRANSFER OF COMMON STOCK

         Section 5.1 Limitations on Transfer. (a) Prior to the second anniversary of the Closing, Purchaser will not, directly or indirectly, sell, transfer or otherwise dispose of any Shares (except to any Affiliate of Purchaser).

         (b) After the second anniversary of the Closing and prior to the expiration of the Program Term, Purchaser will not, directly or indirectly, sell, transfer or otherwise dispose of, in any one calendar year, more than 2,500,000 Shares (as adjusted to reflect any stock splits, stock dividends and similar recapitalizations) (except to an Affiliate of Purchaser).

         (c) (i) After the second anniversary of the Closing and prior to the expiration of the Program Term, if Purchaser proposes to sell any Shares other than pursuant to a registration statement under the Securities Act, the Company shall have a right of first negotiation with respect to the acquisition of those Shares proposed to be sold. Said right of first negotiation must be asserted by the Company within fifteen (15) Business Days of its receipt of written notice from Purchaser of its intention to sell any Shares other than pursuant to a registration statement under the Securities Act. Such notice shall specify the general terms and conditions on which Purchaser intends to sell such Shares. If the Company and Purchaser are unable to agree on the terms and conditions of the Company's acquisition of such Shares within fifteen (15) Business Days of Purchaser's notification to the Company of its intention to sell Shares, Purchaser may sell such Shares at any time within the next 120 days on terms and conditions no more favorable, taken as a whole, than those originally proposed to the Company. (ii) After the second anniversary of the Closing and prior to the expiration of the Program Term, if Purchaser proposes to sell any Shares pursuant to a registration statement under the Securities Act, the Company shall have a right of first negotiation with respect to the acquisition of those Shares proposed to be sold. Said right of first negotiation must be asserted by the Company within fifteen (15) Business Days of its receipt of written notice from Purchaser of its intention to sell any Shares pursuant to a registration statement under the Securities Act. Such notice shall specify the price for such Shares, which shall be equal to the average closing price of the Common Stock over the 30-day period ending on the date of such notice. If the Company does not agree to purchase such Shares at such price within fifteen (15) Business Days of Purchaser's notification to the Company of its intention to sell Shares, Purchaser may sell such Shares at any time within the next 180 days pursuant to a registration statement without restriction as to the price at which such Shares may be sold.

                  (d) The limitation on share transfer set forth in this Section
5.1 shall terminate and Purchaser and its Affiliates shall have the right, directly or indirectly, to sell, transfer or otherwise dispose of any Shares without regard to any limitation on share transfer set forth in

Section 5.1 in the event that:

                  (i) the Company has entered into (A) a merger agreement in which the holders of the Voting Securities would cease to hold a majority of the voting securities of the surviving corporation, (B) an agreement to sell all or substantially all its assets, or (C) an agreement to be acquired, business combination, consolidation or any such similar transaction, in each case with any Person other than a wholly-owned subsidiary of the Company; provided, however, the limitation shall (1) continue if (x) the merger agreement is with a majority-owned subsidiary of the Company and the Company is to be the surviving corporation in the merger or (y) the majority of the directors of the Company, who have held that position for at least nine (9) months prior to the entering into of the merger agreement continue as the directors of the surviving company after the merger or (2) be reinstated if such merger agreement or other agreements referred to in sections (A), (B) or (C) is subsequently terminated or the transactions contemplated thereunder are not consummated;

                  (ii) a tender or exchange offer (other than a tender or exchange offer that the Company's Board of Directors has recommended be rejected) is made by any Person or 13D Group (other than an Affiliate of, or any Person acting in concert with, Purchaser) to acquire Voting Securities which, if added to the Voting Securities (if any) already owned by such Person or 13D Group, would result, if consummated in accordance with its terms, in the Beneficial Ownership by such Person or 13D Group of more than 50% of the Total Voting Power of all Voting Securities of the Company then outstanding, provided that the limitation shall be reinstated if such tender or exchange offer is withdrawn or terminated without such Person or 13D Group acquiring such 50% ownership level; or

                  (iii) a tender or exchange offer, which the Company's Board of Directors has not approved or recommended, is made by any Person or 13D Group (other than an Affiliate of, or any Person acting in concert with, Purchaser) to acquire Voting Securities which, if added to the Voting Securities (if any) already owned by such Person or 13D Group, would result, if consummated in accordance with its terms, in the Beneficial Ownership by such Person or 13D Group of more than 50% of the Total Voting Power of all Voting Securities of the Company then outstanding and the Purchaser, upon the advice of legal counsel and financial advisors, reasonably believes in good faith, taking into account the conditions of the offer, that such tender or exchange offer will result in Voting Securities being purchased, provided that the limitation shall be reinstated if such tender or exchange offer is withdrawn or terminated without such Person or 13D Group acquiring such 50% ownership level.

                                   ARTICLE VI

                       COVENANTS AND ADDITIONAL AGREEMENTS

         Section 6.1 Ordinary Course. During the period from the date of this Agreement and continuing until the Closing, the Company agrees as to itself and its Subsidiaries that, except as set forth in Schedule 6.1, or to the extent that Purchaser otherwise consents in writing, the Company and its Subsidiaries shall conduct their respective businesses in the ordinary course in substantially the same manner as presently conducted.

         Section 6.2 Access and Information. So long as this Agreement remains in effect, prior to the Closing, the Company will (and will cause each of its Subsidiaries and each of their respective accountants, counsel, consultants, officers, directors, employees, agents and representatives of or to any of the Subsidiaries, to) give Purchaser and its Representatives, reasonable access during reasonable business hours to all of their respective properties, assets, books, contracts, reports and records relating to the Company and its Subsidiaries, and furnish to them all such documents, records and information with respect to the properties, assets and business of the Company and its Subsidiaries, as Purchaser shall from time to time reasonably request. The Company will keep Purchaser generally informed as to the business of the Company and its Subsidiaries.

         Section 6.3 Further Actions. (a) Each of the Company and Purchaser shall use reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all other things, necessary, proper or advisable in order to fulfill and perform its obligations in respect of this Agreement and the Registration Rights Agreement, or otherwise to consummate and make effective the transactions contemplated hereby and thereby.

         (b)  Each  of  the  Company  and  Purchaser   shall,   as  promptly  as
practicable, (i) make, or cause to be made, all filings and submissions (including but not limited to under the HSR Act and foreign antitrust filings) required under any law applicable to it or any of its Subsidiaries, and give such reasonable undertakings as may be required in connection therewith, and
(ii) use all reasonable efforts to obtain or make, or cause to be obtained or made, all Permits necessary to be obtained or made by it or any of its
Subsidiaries, in each case in connection with this Agreement and the Registration Rights Agreement, the sale and transfer of the Shares pursuant hereto and the consummation of the other transactions contemplated hereby or thereby.

         (c) Each of the Company and Purchaser shall coordinate and cooperate with the other party in exchanging such information and supplying such reasonable assistance as may be reasonably requested by such other party in connection with the filings and other actions contemplated by this Agreement and the Registration Rights Agreement.

         (d) At all times prior to the Closing Date, the Company and Purchaser shall promptly notify each other in writing of any fact, condition, event or occurrence that could reasonably be expected to result in the failure of any of the conditions contained in Article VII to be satisfied, promptly upon becoming aware of the same.

         Section 6.4 Further Assurances. Following the Closing Date, the Company shall, from time to time, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably be requested by Purchaser, to confirm and assure the rights and obligations provided for in this Agreement and the Registration Rights Agreement and render effective the consummation of the transactions contemplated hereby and thereby, or otherwise to carry out the intent and purposes of this Agreement.

         Section 6.5 Board Attendance Rights and Rights to Information about Board and the Company. (a) The Company shall permit a Representative (which Representative shall be designated by Purchaser) to attend two (2) regular meetings of the Company's Board of Directors each year during the Program Term (one such meeting to be held between January and June of each year, and the second such meeting to be held between July and December of each year); provided, however, that, at the request of the Board of Directors, the Representative shall excuse himself or herself from such portions of the Board of Directors meeting that he or she is attending if the Board of Directors and its legal counsel believe it to be necessary so to conduct the Board's business
(i) in order to avoid conflict with the Company's obligations to third parties (such as, but not limited to, discussions of proprietary aspects of collaborations with third parties), (ii) discussions of disputes with Purchaser and/or its Affiliates, and (iii) any other matters in which the Board of Directors and such legal counsel reasonably conclude that the exercise of the fiduciary duties of the Board of Directors requires such Representative to excuse himself or herself.

         (b) The Company shall provide to the Purchaser copies of agendas for all Board meetings prior to such meetings and the minutes for all Board meetings, including meetings of committees of the Board, as soon as practicable after the conclusion of any such meeting.

         (c) Once during each calendar quarter, at the request of Purchaser, a Representative (which Representative shall be designated by Purchaser) will be entitled to receive a confidential briefing from officers of the Company concerning the Company's business and strategy, including a report on the status of the Discovery Program and the Company's other collaborative programs (to the extent not precluded by the terms and conditions under any such collaboration program) and the Company's consolidated corporate strategic overview.


                                   ARTICLE VII

                              CONDITIONS PRECEDENT

         Section 7.1 Each Party's Obligations. The obligations of the Company and Purchaser to consummate the transactions contemplated to occur at the Closing shall be subject to the satisfaction prior to the Closing of each of the following conditions, each of which may be waived only if it is legally permissible to do so:

         (a) HSR and Other Approvals. Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated, and all other material authorizations, consents, orders or approvals of, or regulations, declarations or filings with, or expirations of applicable waiting periods imposed by, any Governmental Entity (including, without limitation, any foreign antitrust filing) necessary for the consummation of the transactions contemplated hereby, shall have been obtained or filed or shall have occurred.

         (b) No Litigation, Injunctions, or Restraints. No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered. promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement and the Registration Rights Agreement shall be in effect.

         (c) Collaboration Agreement. The Collaboration Agreement shall have become effective in accordance with the terms and conditions thereof.

         (d) Nasdaq Listing. The Shares shall have been approved for listing on the Nasdaq Stock Market, subject only to official notice of issuance.

         Section 7.2 Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated to occur at the Closing shall be subject to the satisfaction or waiver thereof prior to the Closing of each of the following conditions:

         (a) Representations and Warranties. The representations and warranties of Purchaser that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the time of the Closing as though made at and as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, on and as of such earlier date) and the Company shall have received a certificate signed by an authorized officer of Purchaser to such effect.

         (b) Registration Rights Agreement. Purchaser shall have executed and delivered the Registration Rights Agreement.

         Section 7.3 Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated to occur at the Closing shall be subject to the satisfaction or waiver thereof prior to the Closing of each of the following conditions:

         (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the time of the Closing as though made at and as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, on and as of such earlier date), and Purchaser shall have received a certificate signed by the chief executive officer and chief financial officer of the Company to such effect.

         (b) Opinion of the Company's Counsel. Purchaser shall have received the opinion dated as of the Closing of Hale and Dorr, counsel to the Company, in form and substance reasonably satisfactory to Purchaser.

         (c) Registration Rights Agreement. The Company shall have executed and delivered the Registration Rights Agreement.

         (d) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all obligations and covenants required to be performed or complied with by the Company under this Agreement and the Purchaser shall have received a certificate signed by the chief executive officer and chief financial officer of the Company to such effect.

         (e) Corporate Proceedings. All corporate proceedings of the Company in connection with the transactions contemplated by this Agreement and the Registration Rights Agreement, and all documents and instruments incident thereto, shall be satisfactory in form and substance to Purchaser and its counsel, and Purchaser and its counsel shall have received all such documents and instruments, or copies thereof, certified or requested, as may be reasonably requested.


                                  ARTICLE VIII

                                   TERMINATION

         Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

                  (a)  by mutual written consent of Purchaser and the Company;

                  (b)  by Purchaser or the Company;

                      (i) if the  Closing  shall  not  have  occurred  prior  to
                  December 31, 1998, provided, that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any party whose failure to fulfill any obligation under this Agreement results in the failure of the Closing to occur;

                      (ii) if there shall be any  statute,  law,  regulation  or rule that makes consummating the transactions contemplated hereby illegal or if any court or other Governmental Entity of competent jurisdiction shall have issued a judgment, order, decree or ruling, or shall have taken such other action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and such judgment, order, decree or ruling shall have become final and non-appealable; or

                      (iii)   if  the   Collaboration   Agreement   shall   have
terminated;

                  (c)  by Purchaser:

                      (i) if the  Company  shall  have  failed to perform in any material respect any of its obligations hereunder or shall have breached in any respect any representation or warranty contained herein qualified by materiality or shall have breached in any material respect any representation or warranty not so qualified, and the Company has failed to perform such obligation or cure such breach, within 30 days of its receipt of written notice thereof from Purchaser, and such failure to perform shall not have been waived in accordance with the terms of this Agreement; or

                      (ii) if any of the  conditions set forth in Section 7.1 or
                  7.3 shall become impossible to fulfill (other than as a result of any breach by Purchaser of the terms of this Agreement) and shall not have been waived in accordance with the terms of this Agreement;

                  (d)  by the Company:

                      (i) if  Purchaser  shall  have  failed to  perform  in any material respect any of its obligations hereunder or shall have breached in any respect any representation or warranty contained herein qualified by materiality or shall have breached any material respect any representation or warranty not so qualified, and Purchaser has failed to perform such obligation or cure such breach, within 30 days of its receipt of written notice thereof from the Company, and such failure to perform shall not have been waived in accordance with the terms of this Agreement; or

                      (ii) if any of the  conditions set forth in Section 7.1 or
                  7.2 shall become impossible to fulfill (other than as a result of any breach by the Company of the terms of this Agreement) and shall not have been waived in accordance with the terms of this Agreement;

         Section 8.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Purchaser as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Purchaser or the Company, other than the provisions of this Section 8.2, Section 11.9 and Article IX and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.


                                   ARTICLE IX

                                 INDEMNIFICATION

         Section 9.1 Indemnification of Purchaser. The Company covenants and agrees to defend, indemnify and hold harmless each of Purchaser, its Affiliates (other than the Company and any of its Subsidiaries), and their respective officers, directors, partners, employees, agents, advisers and representatives (collectively, the "Purchaser Indemnities") from and against, and pay or reimburse the Purchaser Indemnitees for, any and all claims, demands, liabilities, obligations, losses, costs, expenses, fines or damages (whether absolute, accrued, conditional or otherwise and whether or not resulting from third party claims), including interest and penalties with respect thereto and all expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of their respective rights hereunder (collectively, "Losses"), resulting from or based on (or allegedly resulting from or based on) any breach by the Company of any representation, warranty, covenant or obligation of the Company hereunder. The Losses described in this
Section 9.1 are herein referred to as "Purchaser Indemnifiable Losses". The Company shall reimburse the Purchaser Indemnitees for any legal or other expenses incurred by such Purchaser Indemnitees in connection with investigating or defending any such Purchaser Indemnifiable Losses as such expenses are incurred.

         Section 9.2 Indemnification Procedures. Promptly after receipt by a Purchaser Indemnitee of notice of the commencement of any action or the written assertion of any claim, such Purchaser Indemnitee shall, if a claim in respect thereof is to be made against the Company, as the case may be (the "Indemnifying Person"), notify the Indemnifying Person in writing of the commencement or the written assertion thereof. Failure by a Purchaser Indemnitee to so notify the Indemnifying Person shall relieve the Indemnifying Person from the obligation to indemnify such Purchaser Indemnitee only to the extent that the Indemnifying Person suffers actual and material prejudice as a result of such failure but in no event shall such failure to notify the Indemnifying Person (i) constitute prejudice suffered by the Indemnifying Person if it has otherwise received notice of the actions giving rise to such obligation to indemnify or (ii) relieve it from any liability or obligation that it may otherwise have to such Purchaser Indemnitee. In case any such action or claim shall be brought or asserted against any Purchaser Indemnitee and it shall notify the Indemnifying Person of the commencement or assertion thereof, the Indemnifying Person shall be entitled to participate therein but the defense of such action or claim shall be conducted by counsel to the Purchaser Indemnitee, provided, however, that the Indemnifying Person shall not, in connection with any one such action or proceeding or separate but substantially similar actions or proceedings arising out of the same general allegations, be liable for the fees and expenses of more than one separate firm of attorneys at any time for all Purchaser Indemnitees, except to the extent that local counsel, in addition to regular counsel, is required in order to effectively defend against such action or proceeding and provided further that a Purchaser Indemnitee shall not enter into any settlement of any such claim without the prior consent of the Company, such consent not to be unreasonably withheld or delayed. In no event shall the Company be liable under this Article IX, and the Company's obligation to defend, indemnify and hold harmless the Purchaser Indemnitee shall not apply to: (a) any special, incidental or consequential damages resulting from or based upon any breach by the Company of any representation, warranty, covenant or obligation of the Company hereunder,
(b) any Purchaser Indemnifiable Losses until the aggregate amount of such Losses exceeds $5,000,000, and (c) any Purchaser Indemnifiable Losses in excess of $50,000,000. The remedies set forth in this Article 9 are cumulative and shall not be construed to restrict or otherwise affect any other remedies that may be available to a Purchaser Indemnitee or a Party under any other agreement, pursuant to statutory or common law or equity. Notwithstanding anything to the contrary in this Agreement, any claim for indemnification under this Article IX must be brought prior to the second anniversary of the Closing Date, except for claims relating to the representations and warranties in Sections 2.1(d), 2.1(k) and 2.1 (m) which can be brought any time prior to the expiration of the applicable statute of limitations.

         Section 9.3 Survival of Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall expire for all purposes on the second anniversary of the Closing Date, except for the representations and warranties contained in Sections 2.1(d), 2.1(k) and 2.1(m) which shall expire for all purposes upon expiration of the applicable statute of limitations.

                                    ARTICLE X

                           INTERPRETATION; DEFINITIONS

         Section 10.1 Interpretation. As used in this Agreement, unless the context otherwise requires:

         (a) any reference to the Company and its Subsidiaries means the Company and each of its Subsidiaries;

         (b)  words of any gender include all genders;

         (c) words using the singular or plural number also include the plural or singular number, respectively; and

         (d) the terms "hereof" "herein", and "hereby" and derivative or similar words refer to this entire Agreement.

         Section 10.2 Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

         "13D Group" is defined in Section 4.1(e).

         "Affiliate" shall have the meaning set forth in Rule 12b-2 under the Exchange Act (as in effect ono the date of this Agreement).

         "Agreement" is defined in the recitals to this agreement.

         "Beneficially Owned," "Beneficial Ownership" or any like expression with respect to any securities means having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

         "Business Day" means any day on which banking institutions are open in the City of Boston.

         "Closing" is defined in Section 1.2.

         "Closing Date" is defined in Section 1.2.

         "Code" means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, as amended.

         "Collaboration Agreement" is defined in the recitals to this Agreement.

         "Common Stock" is defined in the recitals to this Agreement.

         "Company" is defined in the recitals to this Agreement.

         "Company Intellectual Property" is defined in Section 2.1(p).

         "Company Stock Plans" is defined in Section 2.1(d).

         "Company SEC Documents" is defined in Section 2.1(f).

         "Contract" is defined in Section 2.1(c).

         "Discovery Program" shall have the meaning set forth in the Collaboration Agreement.

         "Employee" means any employee or former employee of the Company or any of its Subsidiaries or any beneficiary or dependent of any such employee or former employee.

         "Employee Benefit Plans" means all defined contribution, defined benefit, welfare benefit, bonus, incentive compensation, stock option, stock purchase, stock appreciation right, stock bonus, incentive, deferred compensation, insurance, medical, dental, vision, life, death benefit, fringe benefit or other employee benefit plans, programs, policies or arrangements, including without limitation, any employment, consulting, offer, secondment, severance or other termination agreement, whether or not an employee benefit plan within the meaning of section 3(3) of ERISA, maintained by the Company or any of its Subsidiaries.

         "Environmental Laws" is defined in Section 2.1(m).

         "Environmental Permits" is defined in Section 2.1(m).

         "Equity Security" means (i) any Common Stock or other Voting Securities, (ii) any securities of the Company convertible into or exchangeable for Common Stock or other Voting Securities or (iii) any options, rights or warrants (or any similar securities) issued by the Company to acquire Common Stock or other Voting Securities.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor federal statute and the rules and regulations of the SEC promulgated thereunder, all as the same shall be in effect from time to time.

         "GAAP" means United States generally accepted accounting principles.

         "Governmental Entity" is defined in Section 2.1(c).

         "Hazardous Substances" is defined in Section 2.1(m).

         "HSR Act" is defined in Section 2.1(c).

         "Indemnifying Person" is defined in Section 9.2.

         "Intellectual Property" means trademarks, trade names, trade dress, service marks, copyrights, domain names, and similar rights (including registrations and applications to register or renew the registration of any of the foregoing), patents and patent applications, trade secrets, ideas, inventions, improvements, practices, processes, formulas, designs, know-how, confidential business and technical information, computer software, firmware, data and documentation, licenses of or agreements relating to any of the foregoing, rights of privacy and publicity, moral rights, and any other similar intellectual property rights and tangible embodiments of any of the foregoing (in any medium including electronic media.)

         "Intellectual   Property   License"   means   any   license,    permit,
authorization, approval, Contract or consent granted, issued by or with any Person relating to the use of Intellectual Property.

         "IRS" means the Internal Revenue Service.

         "Knowledge of the Company," "Knowledge of the Company or any of its Subsidiaries" or any like expression means to the actual knowledge of the persons listed on Schedule 10.2.

         "Lien" is defined in Section 2.1(c).

         "Losses" is defined in Section 9.1.

         "Material Adverse Effect" on or with respect to an entity (or group of entities taken as a whole) means any state of facts, event, change or effect that has had, or would reasonably be expected to have, a material adverse effect on (a) the business, properties, results of operations or financial condition of such entity (or, if with respect thereto, of such group of entities taken as a whole), other than any state of facts, event, change or effect attributable to changes in general economic or market conditions affecting the biotechnology and pharmaceutical industries, or (b) the ability of such entity (or group of entities) to consummate the transactions contemplated under this Agreement or the Registration Rights Agreement.

         "Material Contract" is defined in Section 2.1(j).

         "New Security" means any Equity Security issued by the Company after the Closing; provided that "New Security" shall not include (i) any securities issuable upon conversion of any convertible Equity Security, (ii) any securities issuable upon exercise of any option, warrant or other similar Equity Security, or (iii) any securities issuable in connection with any stock split, stock dividend or recapitalization of the Company where such securities are issued to all stockholders of the Company on a pro rata basis.

         "Permit" is defined in Section 2.1(c).

         "Permitted Liens" means those Liens (A) securing debt that is reflected on the balance sheets or the notes thereto contained in the Company SEC Documents filed with the SEC and publicly available prior to the date hereof,
(B) referred to in Schedule 2.1(j), (c) for Taxes not yet due or payable or being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (D) that constitute mechanics', carriers', workmens' or like liens, liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course, (E) Liens incurred or deposits made in the ordinary course of business consistent with past practice in connection with workers' compensation, unemployment insurance and social security, retirement and other legislation and (F) easements, covenants, declarations, rights or way, encumbrances, or similar restrictions in connection with real property owned by the Company of any of its Subsidiaries that do not materially impair the use of such real property by the Company and any of its Subsidiaries, and in the case of Liens described in clauses (B), (C), (D), (E) or (F) that, individually or in the aggregate, would not have a material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

         "Person" means any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization, government or department or agency of a government or other entity.

         "Pharmaceutical Alliances" means a research, development, commercialization and/or similar agreement or arrangement between the Company and a pharmaceutical, biopharmaceutical, biotechnology or similar entity in which Equity Securities are sold to such entity or an Affiliate of such entity.

         "Plans" is defined in Section 2.1(l).

         "Pro Rata Share" means the fraction of an entire issuance of New Securities, the numerator of which shall be the number of shares of Common Stock and other Voting Securities owned by Purchaser and its Affiliates (other than the Company and its Subsidiaries) on a fully-diluted basis immediately prior to such issuance of such New Securities and the denominator of which shall be the aggregate number of shares of Common Stock and other Voting Securities outstanding on a fully-diluted basis (giving effect to the conversion of all then-outstanding options, warrants and other convertible securities) immediately prior to such issuance of such New Securities.

         "Program Term" shall have the meaning set forth in the Collaboration Agreement.

         "Purchase Price" is defined in Section 1.1.

         "Purchaser" is defined in the recitals to this Agreement.

         "Purchaser Indemnifiable Losses" is defined in Section 9.1.

         "Purchaser Indemnitees" is defined in Section 9.1.

         "Registration Rights Agreement" is defined in the recitals to this Agreement.

         "Representative" means an agent or employee of Purchaser, or of an independent public accounting firm, law firm, or other consulting company or advisor of Purchaser.

         "Research and Development Funding Transaction" means a transaction to raise funding for the research and development of one or more specific products, products in one or more disease areas and/or one or more specific technologies, in each case structured as an "off balance sheet" financing. Examples of Research and Development Funding Transactions are R&D partnerships, SWORDs and SPARCs.

         "SEC" means the Securities and Exchange Commission.

         "Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the SEC promulgated thereunder, all as the same shall be in effect from time to time.

         "Shares" is defined in Section 1.1.

         "Subsidiary" means, as to any Person, any corporation at least a majority of the shares of stock of which having general voting power under ordinary circumstances to elect a majority of the Board of Directors of such corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency) is, at the time as of which the determination is being made, owned by such Person, or one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries.

         "Subscription Notice" is defined in Section 3.1.

         "Taxes" is defined in Section 2.1(k).

         "Tax Returns" is defined in Section 2.1(k).

         "Total Voting Power" means at any time the total combined voting power in the general election of directors of all the Voting Securities then outstanding.

         "Voting Securities" means at any time shares of any class of capital stock of the Company which are then entitled to vote generally in the election of directors.


                                   ARTICLE XI

                                  MISCELLANEOUS

         Section 11.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants, and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

         Section 11.2 Specific Enforcement. Purchaser, on the one hand, and the Company, on the other, acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or equity.

         Section 11.3 Entire Agreement. This Agreement (including the documents set forth in the Exhibits and Schedules hereto) and the Collaboration Agreement contain the entire understanding of the parties with respect to the transactions contemplated hereby.

         Section 11.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each party and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

         Section 11.5 Notices. All notices and other communications required or permitted under this Agreement shall be effective upon receipt and shall be in writing and may be delivered in person, by telecopy, overnight delivery service or registered or certified United States mail, addressed to the Company or the Purchaser, as the case may be, at their respective addresses set forth below:

If to the Company:


                      MILLENNIUM PHARMACEUTICALS, INC.
                      238 Main Street
                      Cambridge, Massachusetts  02139-4815
                      Attn: Chief Executive Officer
                      Telephone (617) 679-7000
                      Facsimile: (617) 621-0264


With copies to:

                           Attention: Legal Department

and to

                      Hale and Dorr LLP
                      60 State Street
                      Boston, Massachusetts 01209
                      Attn: Steven Singer
                      Telephone (617) 526-6000
                      Facsimile: (617) 526-5000


If to Purchaser:

                      BAYER AG
                      D 51368
                      Leverkeusen
                      Federal Republic of Germany
                      Attn: General Counsel
                      Telephone: 011 49 214 30 81803
                      Facsimile:  011 49 214 30 50848

With copies to:

                      Bayer Corporation, Inc.
                      400 Morgan Lane
                      West Haven, CT
                      Attn: Legal Department
                      Telephone: (203) 812 - 2401
                      Facsimile:  (203) 812 - 2795


and to:

                      Wilmer, Cutler & Pickering
                      2445 M Street
                      Washington, D.C.  20037
                      Attn: Richard W. Cass
                      Telephone (202) 663-6503
                      Facsimile: (202) 663-6363


All notices and other communications shall be effective upon the earlier of actual receipt thereof by the person to whom notice is directed or (a) in the case of notices and communications sent by personal delivery or telecopy, one business day after such notice or communication arrives at the applicable address or was successfully sent to the applicable telecopy number, (b) in the case of notices and communications sent by overnight delivery service, at noon (local time) on the second business day following the day such notice or communications was delivered to such delivery service, and (c) in the case of notices and communications sent by United States mail, seven days after such notice or communication shall have been deposited in the United States mail. Any notice delivered to a party hereunder shall be sent simultaneously, by the same means, to such party's counsel as set forth above.

         Section 11.6 Amendments. This Agreement may be amended as to Purchaser and their successors and assigns (determined as provided in Section 11.8), and the Company may take any action herein prohibited, or omit to perform any act required to be performed by it, if the Company shall obtain the written consent of Purchaser. This Agreement may not be waived, changed, modified, or discharged orally, but only by an agreement in writing signed by the party or parties against whom enforcement of any waiver, change, modification or discharge is sought or by parties with the right to consent to such waiver, change, modification or discharge on behalf of such party.

         Section 11.7 Cooperation. Purchaser and the Company agree to take, or cause to be taken, all such further or other actions as shall reasonably be necessary to make effective and consummate the transactions contemplated by this Agreement, including, without limitation, making all required filings under the HSR Act, if any.

         Section 11.8 Successors and Assigns. All covenants and agreements contained herein shall bind and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that Purchaser may assign its rights hereunder (including its right to purchase the Shares) to an Affiliate of Purchaser, provided that such Affiliate agrees in writing to be bound by the terms and conditions set forth herein, and the Company may not assign any of its rights under this Agreement without the written consent of Purchaser, which consent shall not be unreasonably withheld.

         Section 11.9 Expenses and Remedies. Whether or not the Closing takes place, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expense.

         Section 11.10 Transfer of Shares. Purchaser understands and agrees that the Shares have not been registered under the Securities Act or the securities laws of any state and that they may be sold or otherwise disposed of only in one or more transactions registered under the Securities Act and, where applicable, such laws or as to which an exemption from the registration requirements of the Securities Act and, where applicable, such laws is available. Purchaser acknowledges that except as provided in the Registration Rights Agreement, Purchaser has no right to require the Company to register the Shares and understands and agrees that each certificate representing the Shares (other than, with respect to the first legend, Shares that are no longer subject to the provisions of Article V and other than, with respect to the second legend, Shares which have been transferred in a transaction registered under the Securities Act or exempt from the registration requirements of the Securities Act pursuant to Rule 144 thereunder or any similar rule or regulation) shall bear the following legends:

                      "THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS
                  CERTIFICATE IS RESTRICTED BY AN AGREEMENT ON FILE AT THE OFFICE OF THE CORPORATION."

                      "THE SECURITIES  REPRESENTED BY THIS  CERTIFICATE HAVE NOT
                  BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT OR SUCH LAWS."

and Purchaser agrees to transfer the Shares only in accordance with the provisions of such legends.

         Section 11.11 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to conflicts of law principles.

         Section 11.12 Publicity. The Company and Purchaser will consult and cooperate with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement.

         Section 11.13 No Third Party Beneficiaries. Nothing contained in this Agreement is intended to confer upon any Person other than the parties hereto and their respective successors and permitted assigns, any benefit, right or remedies under or by reason of this Agreement; provided, however, that the parties hereto hereby acknowledge and agree that the Purchaser Indemnities (other than Purchaser) are third party beneficiaries of Article IX of this Agreement.

         Section 11.14 Consent to Jurisdiction. Each of the Company and Purchaser irrevocably submits to the personal exclusive jurisdiction of the United States District Court for the District of Delaware for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and, to the extent permitted under applicable rules of procedure, agrees not to commence any action, suit or proceeding relating hereto except in such court). Each of the Company and Purchaser further agrees that service of any process, summons, notice or document hand delivered or sent by registered mail to such party's respective address set forth in Section 11.5 will be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. Each of the Company and Purchaser irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the United States District court for the District of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum.

IN WITNESS WHEREOF, PURCHASER and the COMPANY have caused this Agreement to be executed as of the day and year first above written.



                                      BAYER AG

                                      By:  /s/

                                      Authorized Signature


                                      By: /s/

                                      Authorized Signature




                                      MILLENNIUM PHARMACEUTICALS, INC.

                                      By:  /s/

                                      Title:

Exhibit C

                        MILLENNIUM PHARMACEUTICALS, INC.

                          REGISTRATION RIGHTS AGREEMENT

         This REGISTRATION RIGHTS AGREEMENT (this "Agreement") is entered into as of November 10, 1998 by and among Millennium Pharmaceuticals, Inc., a Delaware corporation (the "Company"), and Bayer AG, a Federal Republic of Germany corporation ("Purchaser").

                                    RECITALS

         WHEREAS, the Company and the Purchaser have entered into an Investment Agreement, dated as of September 22, 1998 (the "Investment Agreement"), pursuant to which the Purchaser has agreed to purchase 4,957,660 shares (the "Shares") of common stock, par value $.001 per share, of the Company, upon the terms and conditions set forth therein;

         WHEREAS, in order to induce the Purchaser to enter into the Investment Agreement, the Company has agreed to provide the registration rights set forth in this Agreement for the benefit of Purchaser and its direct and indirect transferees upon the terms and conditions set forth herein; and

         WHEREAS, the execution and delivery of this Agreement is a condition to the Purchaser's obligations pursuant to the Investment Agreement.

         NOW, THEREFORE, in consideration of the mutual premises, covenants and conditions set forth herein, the parties hereby agree as follows:

         1. Definitions. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Investment Agreement. For the purposes of this Agreement:

         "Commission" means the U.S. Securities and Exchange Commission or any other governmental authority from time to time administering the Securities Act.

         "Common Stock" means the common stock, par value $.001 per share, of the Company.

         "DTC" means the Depository Trust Company.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor federal statute and the rules and the regulations of the Commission promulgated thereunder, all as the same shall be in effect from time to time.

         "Holder" means any Person owning or having the right to acquire Registrable Securities, including an Affiliate or any successor, assignee or transferee of Purchaser or a Holder that has received Registrable Securities in accordance with Section 13 hereof.

         "NASD" means the National Association of Securities Dealers, Inc.

         "Person" means any natural person, firm, partnership, association, corporation, company, joint venture, unincorporated association, trust, business trust, government or department or agency of a government, limited liability company or other entity.

         "Prospectus" means the prospectus included in any Registration Statement (including without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering or any portion of the Registrable Securities covered by such Registration Statement and all other amendments and supplements to the prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

         "Registrable Securities" means (a) the Shares of Common Stock received by the Purchaser pursuant to the Investment Agreement and (b) any capital stock or other securities of the Company issued or issuable with respect to the
Shares, (i) upon any conversion or exchange thereof, (ii) by way of stock dividend or other distribution, stock split or reverse stock split, or (iii) in connection with a combination of shares, recapitalization, merger, consolidation, exchange offer or other reorganization. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such Registration Statement, (B) such securities shall have been distributed to the public in reliance upon Rule 144 (or any successor provision) under the Securities Act, provided that at the time such securities are proposed to be disposed of, they may be sold under Rule 144 without any limitation on the amount of such securities which may be sold or (C) they shall have ceased to be outstanding.

         "Registration Expenses" means all fees and expenses incident to the performance of or compliance with the provisions of this Agreement, whether or not any Registration Statement is filed or becomes effective, including, without limitation, all (a) registration and filing fees (including, without limitation,
(i) fees with respect to filings required to be made and other expenses associated with the NASD and any other applicable exchange in connection with an underwritten offering, and (ii) fees and expenses of compliance with state securities or blue sky laws (including, without limitation, fees and distributions of counsel for the underwriter or underwriters in connection with blue sky qualifications of the Registrable Securities and determination of eligibility of the Registrable Securities for investment under the laws of such jurisdictions as are provided in Section 5(e)), (b) printing expenses
(including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with DTC and of printing prospectuses), (c) fees and disbursements of all independent certified public accountants referred to in
Section 5 (including, without limitation, the reasonable expenses of any special audit and "cold comfort" letters required by or incident to such performance),
(d) the fees and expenses of any "qualified independent underwriter" or other independent appraiser participating in an offering pursuant to the NASD Rules of Conduct and the corresponding rules of any other applicable exchange, (e) liability insurance under the Securities Act or any other securities laws, if the Company desires such insurance, (f) fees and expenses of all attorneys, advisers, appraisers and other persons retained by the Company or any Subsidiary of the Company, (g) internal expenses of the Company and its Subsidiaries (including, without limitation, all salaries and expenses of officers and employees of the Company and its Subsidiaries, other general overhead expenses of the Company and its Subsidiaries, and other expenses for the performance of legal or accounting duties), (h) the expense of any annual audit and the preparation of historical and pro forma financial statements or other data normally prepared by the Company in the ordinary course of business, (i) the expenses relating to printing, word processing and distributing all Registration Statements, underwriting agreements, securities sales agreements, and any other documents necessary in order to comply with this Agreement, (j) any fees and disbursements of any other underwriters and broker-dealers customarily paid by issuers or sellers of securities, and (k) the fees and disbursements of not more than one (1) counsel (together with appropriate local counsel) chosen by the Holders of a majority of the Registrable Securities to be included in such Registration Statement; provided, however, that in all cases in which the Company is required to pay Registration Expenses hereunder, Registration Expenses shall exclude any underwriting discounts, selling commissions or any transfer taxes payable in respect of the sale of the Registrable Securities by the Holders thereof.

         "Registration Statement" means any registration statement of the Company that covers any of the Registrable Securities pursuant to the provisions of this Agreement, and all amendments and supplements to any such registration statement, including post-effective amendments, in each case including the Prospectus, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

         "Rule 144" means Rule 144 (or any successor provision) under the Securities Act.

         "Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect from time to time.

         "Special Registration" means the registration of share of equity securities and/or options or other rights in respect thereof to be offered solely to directors, members of management, employees, consultants or sales agents, distributors or similar representatives of the Company or its direct or indirect Subsidiaries, solely on Form S-8 or any successor form, a registration on Form S-4 with respect to any merger, consolidation or acquisition, or a registration on another form not available for registering Registrable Securities for sale to the public.

         "underwritten   registration"  or   "underwritten   offering"  means  a
registration  in  which  securities  of  the  Company   (including   Registrable
Securities) are sold to an underwriter for reoffering to the public.

         2.       Demand Registration.

                  (a) Request for Registration. Subject to the provisions of Sections 2(d) and 8, at any time or from time to time as of the date hereof, Holders of Registrable Securities shall have the right to make a written request that the Company effect a registration under the Securities Act of all or part of its Registrable Securities of the Holders making such request. A request for registration pursuant to this Section 2 (a "Demand Registration") shall specify the approximate number of Registrable Securities requested to be registered, the anticipated per share price range for such offering and the intended method or disposition thereof by such Holders.

                  (b) Obligation to Effect Registration. Within five (5) days after receipt by the Company of any request for Demand Registration, the Company shall promptly give written notice of such requested registration to all Holders. Such Holders shall have the right, by giving written notice to the Company within twenty (20) days after the Company provides its notice, to elect to have included in such registration such of their Registrable Securities as such Holders may request in such notice of election. Thereupon, the Company shall, as expeditiously as possible, use reasonable best efforts to effect the registration under the Securities Act of all Registrable Securities that the Company has been requested to so register; provided, that if the underwriter (if any) managing the offering determines that, because of marketing factors, all of the Registrable Securities requested to be registered by all Holders may not be included in the offering, then all Holders who have requested registration shall participate in the offering pro rata based upon the number of Registrable Securities that they have requested to be so registered.

                  (c)  Registration  Statement  Form.  Registrations  under this
Section 2 shall be on such appropriate form of Registration Statement of the Commission as shall be selected by the Company and available to it under the Securities Act. The Company agrees to include in any such Registration Statement all information which, in the opinion of counsel to the Company, is required to be included therein under the Securities Act.

                  (d) Limitations on Registration. The Company shall not be required to effect more than two (2) Demand Registrations pursuant to this
Section 2. In addition, the Company shall not be required to effect any registration (other than on Form S-3 or any successor form relating to secondary offerings) during the period starting with the date sixty (60) days prior to the Company's estimated date of filing of, and ending on the date ninety (90) days immediately following the effective date of, any registration statement (other than a Special Registration) pertaining to the securities of the Company, provided that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective. Notwithstanding any other provision of this Agreement, the Company shall not be required to effect the Demand

Registration of any Registrable Securities prior to the second anniversary of the closing date of the Investment Agreement.

                  (e) Inclusion of Other Securities. The Company shall not register securities (other than Registrable Securities) for sale for the account of any Person in any request for Demand Registration, unless permitted to do so by the written consent of the Holders of at least a majority of the Registrable Securities proposed to be sold in such Demand Registration.

                  (f) Effective Registration Statement. A Demand Registration shall not be deemed to have been effected unless a Registration Statement covering all of the Registrable Securities requested to be included in such registration by the Holders thereof and as reduced, if necessary, in accordance with Section 2(g) hereto has been declared effective by the Commission and remains continually effective for the period specified in Section 5(b).

                  (g) Suspension. If the Board of Directors of the Company, in its good faith judgment, determines that any registration under the Securities Act of Registrable Securities should not be made or continued because it would materially interfere with any material financing, acquisition, corporation reorganization, merger, or other transaction involving the Company or any of its subsidiaries (a "Valid Business Reason"), (i) the Company may postpone filing a Registration Statement relating to a Demand Registration until such Valid Business Reason no longer exists, but in no event for more than 60 days, and
(ii) in case a Registration Statement has been filed relating to a Demand Registration, the Company may cause such Registration Statement to be withdrawn and its effectiveness terminated or may postpone amending or supplementing such Registration Statement until such Valid Business Reason no longer exists, but in no event for more than 60 days (the "Postponement Period"); provided, however, that in no event shall the Company be permitted to postpone or withdraw a Registration Statement within 120 days after the expiration of any Postponement Period.

                  (h) Allocation. If any Demand Registration involves an underwritten offering and the managing underwriter of such offering shall advise the Company that, in its view, the number of securities requested to be included in such registration exceeds the largest number (the "Section 2(h) Number") that can be sold in an orderly manner in such offering within a price range acceptable to the Holders of Registrable Securities requesting the registration, the Company shall include in such registration:

                           (i)      first, all Registrable Securities requested
to be included in such Registration by the Holders of Registrable   Securities
requesting such registration; provided, however, that, if the number of such Registrable Securities exceeds the Section 2(h) Number, the number of such Registrable Securities (not to exceed the Section 2(h) Number) shall be allocated to the Holders of Registrable Securities requesting such registration; provided further, however, that if the number of Registrable Securities requested to be included by all Holders of Registrable Securities requesting such registration exceeds the Section 2(h) Number, then the number of such Registrable Securities included in such registration shall be allocated on a pro rata basis among all

Holders of Registrable Securities requesting such registration, based on the number of Registrable Securities that each such Holder requesting registration then owned by all such Holders requesting such registration; and

                           (ii)  second,  to the extent  that  consent  has been
granted in accordance with
Section 2(e) and the number of Registrable Securities to be included by all Holders of Registrable Securities requesting such registration is less than the
Section 2(h) Number, securities that the Company proposes to register.

         3.       Piggyback Registration.

                  (a) Inclusion in Piggyback Registration. If the Company at any time proposes to register any of its securities under the Securities Act (other than pursuant to Section 2 or a Special Registration), whether or not for sale for its own account, (a "Company Registration"), it shall each such time, prior to such filing, give prompt written notice to all Holders of Registrable Securities of its intention to do so and, upon the written request of any Holder of Registrable Securities given to the Company within twenty (20) days after the Company has provided such notice (which request shall state the intended method of disposition of such Registrable Securities), the Company shall use reasonable best efforts to cause all Registrable Securities that the Company has been requested by the Holders thereof to register to be so registered under the Securities Act to the extent necessary to permit their disposition in accordance with the intended methods of distribution specified in the request of such Holder or Holders; provided, that if at any time after giving written notice of its intention to register any securities and prior to the effective date of the Registration Statement filed in connection with such registration, the Company shall determine for any reason not to register such securities, the Company may, at its election, give written notice of such determination to each Holder that was previously notified of such registration, and, thereupon, shall not register any Registrable Securities in connection with such registration (but shall nevertheless pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of any Holders to request that a registration be effect under Section 2 and provided further, that no registration effected under this Section 3 shall relieve the Company from its obligations to effect Registration upon request under Section 2.

                  (b) Terms of Underwriting. In connection with any offering under this Section 3 involving an underwritten offering, the Company shall not be required to include any Registrable Securities in such offering unless the Holder thereof accepts the terms, if any, of the underwriting as agreed upon between the Company and the underwriters selected by it provided that such terms must be reasonably satisfactory in substance and form to the Holder and consistent with this Agreement, and then only in such quantity as will not, in the opinion of the managing underwriter, jeopardize the success of the offering by the Company.

                  (c) Allocation. If any Company Registration involves an underwritten offering and the managing underwriter of such offering shall advise the Company that, in its view, the number of securities requested to be included in such registration exceeds the largest number (the

"Section 3(c) Number") that can be sold in an orderly manner in such offering within a price range acceptable to the Company, the Company shall include in such registration:

                           (i)      first, all securities that the Company
proposes to register for its own account (the "Company Securities"); and

                          (ii)      second, to the extent that the number of
Company Securities is less than the Section 3(c) Number, the remaining securities to be included in such registration shall be allocated on a pro rate basis among (i) all Holders of Registrable Securities requesting that Registrable Securities be included in such Registration, and (ii) all other holders ("Other Holders") of the Company's securities who have been granted "piggy-back" registration rights with respect to such securities (the "Other Securities") and have requested that such Other Securities be included in such registration, based on the number of Registrable Securities and Other Securities that each such Holder and Other Holder requesting such registration bears to the aggregate number of Registrable Securities and Other Securities then owned by all such Holders and Other Holders requesting such registration.

         4. Allocation of Expenses. The Company will pay all Registration Expenses of all registrations under this Agreement.

         5. Obligations of the Company. If and whenever the Company is required to use best efforts to effect the registration under the Securities Act of any Registrable Securities pursuant to Section 2 and 3 of this Agreement, the Company shall:

                  (a) file with the Commission, as soon as practicable, a Registration Statement with respect to such Registrable Securities, make all required filings with the NASD and any other applicable exchange, and use best efforts to cause such Registration Statement to become effective at the earliest possible date and remain effective;

                  (b) prepare and file with the Commission such amendments and supplements to the Registration Statement and the Prospectus used in connection therewith and such other documents as may be necessary to keep the Registration Statement effective until the earlier of (i) 210 days after the effective date of such Registration Statement or (ii) the consummation of the disposition by the Holders of all the Registrable Securities covered by such Registration Statement and otherwise comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement;

                  (c) furnish to counsel (if any) selected by the Holders of a majority of the Registrable Securities covered by such Registration Statement and to counsel for the underwriters in any underwritten offering copies of all documents proposed to be filed with the Commission in connection with such registration a reasonable time prior to the proposed filing thereof and give reasonable consideration in good faith to any comments of such Holders, counsel and underwriters.

                  (d) furnish to each seller of such securities, without charge, such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case, including all exhibits (including all exhibits incorporated by reference), financial statements, schedules, and all documents incorporated therein, deemed to be incorporated therein by reference or filed therewith, except that the Company shall not be obligated to furnish any seller of securities with more than two copies of such exhibits and documents), such numbers of copies of the Prospectus included in such Registration Statement (including each preliminary prospectus) in conformity with the requirements of the Securities Act, and such other documents, as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

                  (e) use its reasonable best efforts to register or qualify and cooperate with the Holders of Registrable Securities, the underwriters and their respective counsels in connection with the registration or qualification (or exemption from such registration or qualification) of the securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as each seller shall request; provided, however, that where Registrable Securities are offered other than through an underwritten offering, the Company agrees to cause its counsel to perform blue sky investigations and file registrations and qualification required to be filed pursuant to this
Section 5(e); keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be effective hereunder and do any and all other acts and things which may be necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the securities owned by such seller, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, subject itself to taxation in any jurisdiction wherein it is not so subject, or take any action which would subject it to general service of process in any jurisdiction wherein it is not so subject;

                  (f) in connection with an underwritten public offering only, furnish to each seller in a signed counterpart, addressed to the sellers, of

                           (i) an opinion of counsel for the Company experienced in securities law matters, dated the effective date of the Registration Statement, and

                           (ii)  a  "cold   comfort"   letter   signed   by  the
                  independent public accountants who have issued an audit report on the Company's financial statements included in the Registration Statement, subject to such seller having executed and delivered to the independent public accountants such certificates and documents as such accountants shall reasonably request, covering  substantially  the  same  matters  with  respect  to the  Registration
Statement (and the Prospectus included therein) and, in the case of such accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to the underwriters in underwritten public offerings of securities;

                  (g) (i) notify each Holder of Registrable Securities subject to such Registration Statement if such Registration Statement, at the time it or any amendment thereto became effective, (x) contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading upon discovery by the Company of such material misstatement or omission or (y) upon discovery by the Company of the happening of any event as a result of which the Company believes there would be such a material misstatement or omission, and, as promptly as practicable, prepare and file with the Commission a post-effective amendment to such Registration Statement and use reasonable best efforts to cause such post-effective amendment to become effective such that such Registration Statement, as so amended, shall not contain an untrue statement or a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) notify each Holder of Registrable Securities subject to such Registration Statement, at any time when a Prospectus related therefor is required to be delivered under the Securities Act, if the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading upon discovery by the Company of such material misstatement or omission or upon the discovery by the Company of the happening of any event as a result of which the Company believes that there would be a material misstatement or omission, and, as promptly as is practicable, prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

                  (h) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement of the Company complying with the provisions of Section 11(a) of the Securities Act and Rule 158 under the Securities Act (or any similar rule promulgated under the Securities Act) no later than 45 days after the end of any 12-month period (or 90 days after the end of any 12-month period if such period is a fiscal year) (i) commencing at the end of any fiscal quarter in which Registrable Securities are sold to an underwriter or to underwriters in a firm commitment or best efforts underwritten offering, and (ii) if not sold to an underwriter or to underwriters in such an offering, commencing on the first day of the first fiscal quarter of the Company after the effective date of the relevant Registration Statement, which statements shall cover said 12-month periods;

                  (i) promptly notify each Holder of Registrable Securities covered by such Registration Statement, their counsel and the underwriters (i) when such Registration Statement, or any post-effective amendment to such Registration Statement, shall have become effective, or any amendment of or supplement to the Prospectus used in connection therewith shall be filed, (ii) of any request by the Commission to amend such Registration Statement or to amend or supplement such Prospectus or for additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement or of any order preventing or suspending the use of any preliminary prospectus or the initiation or threatening of any proceedings for any of such purposes, (iv) of the suspension of the qualification of such securities for offering or sale in any jurisdiction, or of the institution of any proceedings for any of such purposes and (v) if at any time when a Prospectus is to be required by the Securities Act to be delivered in connection with the sale of the Registrable Securities, the representations and warranties of the Company contained in any agreement (including the underwriting agreement contemplated in Section 6(b) below), to the knowledge of the Company, cease to be true and correct in any material respect;

                  (j) use its reasonable best efforts to prevent the issuance of any order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of a Prospectus or suspending the qualification (or exemption from qualification) of any of the Registrable Securities covered thereby for sale in any jurisdiction, and, if any such order is issued, to obtain the withdrawal of any such order at the earliest possible moment;

                  (k) if requested by the managing underwriter, if any, (i) promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter, if any, reasonably requests to be included therein to comply with applicable law, and (ii) make all required filings of such prospectus supplement or such post-effective amendment as soon as practicable after the Company has received notification of the matters to be incorporated in such prospectus supplement or post-effective amendment;

                  (l) cooperate with the Holders and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, which certificates shall not bear any restrictive legends whatsoever and shall be in a form eligible for deposit with DTC, and enable such Registrable Securities to be in such denominations and registered in such names as the underwriters, if any, or Holders may reasonably request at least two (2) business days prior to any sale of Registrable Securities in a firm commitment underwritten public offering;

                  (m) use its reasonable best efforts to cause the Registrable Securities covered by a Registration Statement to be registered with, and to obtain the consent or approval of, each governmental agency or authority, whether federal, state, local or foreign, which may be required to effect such registration or the offering or sale in connection therewith or to enable the sellers to offer, or to consummate the disposition of, the Registrable Securities subject to such Registration Statement, except as may be required solely as a consequence of the nature of such seller's business, in which case the Company will cooperate with all reasonable respects with the filing of the Registration Statement and the granting of such approvals;

                  (n) prior to the effective date of the Registration Statement,
(i) provide the registrar for the Common Stock or such other Registrable Securities with printed certificates for such securities in a form eligible for deposit with DTC and (ii) provide a CUSIP number for such securities.

                  (o) The Company agrees not to file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the Prospectus used in connection therewith, which refers to any seller of any securities covered thereby by name, or otherwise identifies such seller as the holder of any securities of the Company, without the consent of such seller, such consent not to be unreasonably withheld, except that no such consent shall be required for any disclosure that is required by law.

         6. Underwritten Offerings. The provisions of this Section 6 do not establish additional registration rights but instead set forth procedures applicable, in addition to those set forth in Sections 2, 3 and 5, to any registration that is an underwritten offering.

                  (a) Underwritten Offerings Exclusive. Whenever a request for Demand Registration is for an underwritten offering, only securities that are to be distributed by the underwriters may be included in the Registration.

                  (b) Underwriting Agreement. If requested by the underwriters for any underwritten offering by Holders pursuant to a request for Demand Registration, the Company shall enter into an underwriting agreement with such underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Holders of a majority of the Registrable Securities to be covered by such registration and to the underwriters and to contain such representations and warranties by the Company and such other terms and provisions as are customarily contained in agreements of this type, including, but not limited to, indemnities to the effect and to the extent provided in
Section 10, provisions for the delivery of officers' certificates, opinions of counsel and accountants' "cold comfort" letters, and hold-back arrangements. The Holders of Registrable Securities to be distributed by such underwriters shall be parties to such underwriting agreement and may, at their option, require that any or all the representations and warranties by, and the agreements on the part of, the Company to and for the benefit of such underwriters be made to and for the benefit of such Holders and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreements shall also be conditions precedent to the obligations of such Holders. No such Holders shall be required by the Company to make any representations or warranties to, or agreements with, the Company or the underwriters other than as set forth in
Section 6(d) and representations, warranties or agreements regarding such Holder and such Holders's intended method of distribution.

                  (c) Selection of Underwriters. Whenever a request for Demand Registration is for an underwritten offering, the Holders of a majority of the Registrable Securities to be Registered pursuant to such offering shall have the right to select one or more underwriters to administer the offering, subject to the consent of the Company, which shall not be unreasonably withheld. If the

Company at any time proposes to register any of its securities under the Securities Act for sale for its own account and such securities are to be distributed by or through one or more underwriters, the Company shall have the right to select one or more underwriters to administer the offering, subject to the consent of the Holders of a majority of the Registrable Securities to be registered pursuant to such offering, which shall not be unreasonably withheld. In all cases in this Section 6(c), at least one of the underwriters chosen by the Holders or the Company shall be an underwriter of nationally-recognized standing.

                  (d) Hold Back Agreements. If and whenever the Company proposes to register any of its equity securities under the Securities Act, whether or not for its own account (other than pursuant to a Special Registration), or is required to use its best efforts to effect the registration of any Registrable Securities under the Securities Act pursuant to Section 2 or 3, each Holder, if required by the managing underwriter in an underwritten offering, agrees by acquisition of such Registrable Securities not to effect (other than pursuant to such registration) any public sale or distribution, including, without limitation, any sale pursuant to Rule 144, of any Registrable Securities, any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for any equity securities of the Company during the ten (10) days prior to, and for ninety (90) days after, the effective date of such registration, to the extent timely notified in writing by the Company or the managing underwriter, and the Company agrees to cause each director and executive officer of the Company to enter into a similar agreement with the Company. The foregoing provisions shall not apply to any Holder if such Holder is prevented by applicable statute or regulation from entering into any such agreement,; provided, however, that any such Holder shall undertake, in its request to participate in any such underwritten offering, not to effect any public sale or distribution of any applicable class of Registrable Securities commencing on the date of sale of such applicable class of Registrable
Securities unless it has provided forty-five (45) days prior written notice of such sale or distribution to the underwriter or underwriters. The Company further agrees not to effect (other than pursuant to such registration or pursuant to a Special Registration) any public sale or distribution, or to file any Registration Statement (other than such registration or Special Registration) covering any, of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the ten (10) days prior to, and for ninety (90) days after, the effective date of such registration if required by the managing underwriter.


         7. Preparation, Reasonable Investigation. In connection with the preparation and filing of each Registration Statement registering Registrable Securities under the Securities Act, the Company shall give the Holders of Registrable Securities to be so registered and their underwriters, if any, and their respective counsel and accountants, the opportunity to participate in the preparation of such Registration Statement, each Prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and shall give each of them such access to all pertinent financial, corporate, and other documents and properties of the Company and its Subsidiaries, and such opportunities to discuss the business of the Company with its officers, directors, employees and the independent public accountants who have issued audit reports on its financial statements as shall be necessary, in the opinion of such Holders' and such underwriters' respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

         8. Other Registrations. If and whenever the Company is required to use its best efforts to effect the registration under the Securities Act of any Registrable Securities pursuant to Section 2 or 3, and if such registration shall not have been withdrawn or abandoned, the Company shall not be obligated to and shall not file any Registration Statement with respect to any of its securities (including Registrable Securities) under the Securities Act (other than a Special Registration), whether of its own accord or at the request or demand of any holder or holders of such securities, until a period of 180 days shall have elapsed from the effective date of such previous registration, provided that the Company shall not be excused from filing a Registration Statement by virtue of this Section 8 more than once in a 360 day period.

         9.       Certain Obligations of Holders.

                  (a) The Company may require each Holder of any Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding such Holder and the intended method of disposition of such securities as the Company may from time to time reasonably request in writing and as shall be required to effect the registration of such Holder's Registrable Securities. Each such Holder agrees to furnish promptly to the Company all information required to be disclosed in order to make the information previously furnished to the Company by such Holder not materially misleading.

                  (b) Each Holder of Registrable Securities covered by a Registration Statement agrees that, upon receipt of any notice from the Company pursuant to Section 5(g), such Holder will promptly discontinue the disposition of Registrable Securities pursuant to such Registration Statement until such Holder shall have received, in the case of clause (i) of Section 5(g), notice from the Company that such Registration Statement has been amended, as contemplated by Section 5(g), and, in the case of clause (ii) of Section 5(g), copies of the supplemented or amended Prospectus contemplated by Section 5(g). If so directed by the Company, each Holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, in such Holder's possession of the Prospectus covering such Registrable Securities at the time of receipt of such notice. In the event that the Company shall give any such notice, the period mentioned in Section 5(b) shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of any Registrable Securities covered by such Registration Statement shall have received copies of the supplemented or amended Prospectus covering such Registrable Securities contemplated by Section 5(g).

         10.      Indemnification and Contribution.

                  (a) In the event of any registration of any of the Registrable Securities under the Securities Act pursuant to this Agreement, the Company will indemnify and hold harmless the seller of such securities, its directors, officers, and employees, each other Person who participates as an underwriter, broker or dealer in the offering or sale of such securities, and each other person, if any, who controls such seller, underwriter, broker, dealer or any such participating Person within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities, joint or several, to which such seller or any such director, officer, employee, underwriter, broker, dealer, participating Person, or controlling Person may become subject under the Securities Act, the Exchange Act, state securities or blue sky laws, or otherwise, insofar as such losses, claims, damages, or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such Registrable Securities were registered under the Securities Act, any preliminary prospectus, or Prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arise out of or are based upon the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Company shall reimburse such seller and each such director, officer, employee, underwriter, broker, dealer, participating Person, and controlling Person in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon any untrue statement or omission made in such Registration Statement, preliminary prospectus, or Prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by or on behalf of such seller, underwriter, participating Person or controlling Person specifically for use in the preparation thereof.

                  (b) In the event of any registration of any of the Registrable Securities under the Securities Act pursuant to this Agreement, each seller of such securities, severally and not jointly, will indemnify and hold harmless the Company, each of its directors and officers and each underwriter (if any) and each person, if any, who controls the Company or any such underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities, joint or several, to which the Company, such directors and officers, underwriters, or controlling Persons may become subject under the Securities Act, Exchange Act, state securities or blue sky laws, or otherwise, insofar as such losses, claims, damages, or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement under which such securities were registered under the Securities Act, any preliminary prospectus or Prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, if the statement or omission was made in reliance upon and in conformity with information relating to such seller furnished in writing to the Company by or on behalf of such seller expressly for use in connection with the preparation of such Registration Statement, preliminary prospectus, Prospectus, amendment, or supplement; provided, however, that the liability of each such seller hereunder shall be in proportion to and limited to the net amount received by such seller (after deducting any underwriting discount and expenses) from the sale of Registrable Securities sold in connection with such registration.

                  (c) Each party entitled to indemnification under this Section 10 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld); and, provided, further, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 10, except to the extent that the Indemnifying Party is adversely affected by such failure. The Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall pay such expense if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests or conflicts between the Indemnified Party and any other party represented by such counsel in such proceeding. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigations, and no Indemnified Party shall consent to entry of any judgment or settle such claim or litigation without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

                  (d) If for any reason the foregoing indemnity is unavailable, or is insufficient to hold harmless an Indemnified Party, other than by reason of the exceptions provided in this Section 10, then the Indemnifying Party shall, in lieu of indemnifying such Indemnified Party, contribute to the amount paid or payable by the Indemnifying Party as a result of such losses, claims, damages liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other in connection with the statements or omissions which resulted in such losses, claims, damages, or liabilities, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Holders of Registrable
Securities covered by the Registration Statement in question and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

                  (e) The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 10 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in Section 10(d). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to in Section 10(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such claim or litigation. Notwithstanding anything to the contrary in this Section 10, (A) no such Holder will be required to contribute any amount in excess of the proceeds it received from the sale of its Registrable Securities pursuant to such Registration Statement, (B) no Person guilty of fraudulent misrepresentation, within the meaning of Section 11(f) of the Securities Act, shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation and (C) no party shall be liable for contribution under this Section 10 except to the extent and under such circumstances as such party would have been liable to indemnify under this
Section 10 if such indemnification were enforceable under applicable law. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect to which a claim for contribution may be made against another party or parties under this Section, notify such party or parties from whom contribution may be sought, but the omission so to notify such party or parties from whom contribution may be sought shall not relieve such party from any other obligation it or they may have thereunder or otherwise under this Section. No party shall be liable for contribution with respect to any action, suit, proceeding or claim settled without its prior written consent, which consent shall not be unreasonably withheld.

         11. Indemnification with Respect to Underwritten Offering. In the event that Registrable Securities are sold pursuant to a Registration Statement in an underwritten offering, the Company agrees to enter into an underwriting agreement containing customary representations and warranties with respect to the business and operations of an issuer of the securities being registered and customary covenants and agreements to be performed by such issuer, including without limitation customary provisions with respect to indemnification by the Company of the underwriters of such offering.

         12. Reports Under Securities Exchange Act of 1934. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the Commission that may at any time permit a Holder to sell Registrable Securities of the Company to the public without Registration, the Company agrees to:

                  (a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

                  (b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

                  (c) furnish to any Holder, so long as such Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144 under the Securities Act, any other such applicable reporting requirements under the Securities Act and all applicable reporting requirements under the Exchange Act,
(ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the Commission which permits the selling of any such securities without Registration or pursuant to such form.

         13. Successors, Assigns and Transferees. This Agreement shall be binding upon and shall inure to the benefit of each party hereto, and their respective successors, assigns and transferees. The Purchaser or any other Holder under this Agreement may assign its rights under this Agreement to any Affiliate or to other successors, assigns and transferees of the Purchaser or any such Holder; provided, however, that the Company is given written notice from the Purchaser or any such Holder at the time of such transfer stating the name and address of the transferee or assign and identifying the securities with respect to which the rights hereunder are being transferred. As a condition to the effectiveness of any transfer permitted hereunder (i) the transferee or assign shall agree, in writing, upon request of the Company, to be bound by the provisions of this Agreement, and (ii) the Company shall be given written notice at the time of or within a reasonable time after said transfer or assignment, stating the name and address of said transferee or assign and identifying the securities with respect to which such registration rights are being assigned. Provided that the Purchaser or any Holder and any transferee or assignee has complied with the foregoing conditions, this Agreement shall survive any transfer of Registrable Securities to and shall inure to the benefit of an Affiliate or such other successors, assigns and transferees of the Purchase or any such Holder. In addition, and whether or not any express transfer or assignment shall have been made, the provisions of this Agreement which are for the benefits of the parties hereto other than the Company shall also be for the benefit of and enforceable by any subsequent Holder or Registrable Securities.

         14.      Miscellaneous.

                  (a) No Inconsistent Agreements. The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the Holders in this Agreement.

                  (b) Adjustments Affecting Registrable Securities. The Company will not take any action, or permit any change to occur, with respect to its securities that would adversely affect the ability of the Holders to include such Registrable Securities in a registration undertaken pursuant to this Agreement or which would adversely affect the marketability of such Registrable Securities in any such registration (including, without limitation, effecting a stock split or a combination of shares).

                  (c) Specific Performance; Other Rights. The parties recognize that various of the rights of the Purchaser and any other Holder under this Agreement are unique and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties agree that each of the Purchaser and any such Holder shall, in addition to such other remedies as may be available to it at law or in equity, have the right to enforce its rights hereunder by actions for injunctive relief and specific performance in any court of the United States or any state thereof having jurisdiction, to the extent permitted by law. The Company hereby waives any requirement for security or the posting of any bond in connection with any temporary or permanent award of injunctive, mandatory or other equitable relief.

                  (d) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants, and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

                  (e) Notices. All notices and other communications required or permitted under this Agreement shall be effective upon receipt and shall be in writing and may be delivered in person, by telecopy, overnight delivery service or registered or certified United States mail, addressed to the Company or the Purchaser (or to any other Holder not a party hereto on the date hereof, to the address of such Holder in the stock record books of the Company), as the case may be, at their respective addresses set forth below:

                                    (i)     If to the Purchaser to:

                                    MILLENNIUM PHARMACEUTICALS, INC.
                                    238 Main Street
                                    Cambridge, Massachusetts  02139-4815
                                    Attn:  Chief Executive Officer
                                    Telephone:  (617) 679-7000
                                    Facsimile:  (617) 621-0264

                                    with a required copy to:

                                    Attention: Legal Department

                                    and to:

                                    Hale and Dorr LLP
                                    60 State Street
                                    Boston, Massachusetts 01209
                                    Attn: Steven Singer
                                    Telephone: (617) 526-6000
                                    Facsimile: (617) 526-5000

                           (ii)     If to Purchaser to:

                                    BAYER AG
                                    D 51368
                                    Leverkeusen
                                    Federal Republic of Germany
                                    Attn: General Counsel
                                    Telephone: 011 49 214 30 81803
                                    Facsimile:  011 49 214 30 50848

                                    With copies to:

                                    Bayer Corporation, Inc.
                                    400 Morgan Lane
                                    West Haven, CT
                                    Attn: Legal Department
                                    Telephone: (203) 812 - 2401
                                    Facsimile:  (203) 812 - 2795

                                    and to:

                                    Wilmer, Cutler & Pickering
                                    2445 M Street
                                    Washington, DC  20037
                                    Attn: Richard W. Cass
                                    Telephone: (202) 663-6503
                                    Facsimile: (202) 663-6363

All notices and other communications shall be effective upon the earlier of actual receipt thereof by the person to whom notice is directed or (a) in the case of notices and communications sent by personal delivery or telecopy, one business day after such notice or communication arrives at the applicable address or was successfully sent to the applicable telecopy number, (b) in the case of notices and communications sent by overnight delivery service, at noon (local time) on the second business day following the day such notice or communications was delivered to such delivery service, and (c) in the case of notices and communications sent by United States mail, seven days after such notice or communication shall have been deposited in the United States mail. Any notice delivered to a party hereunder shall be sent simultaneously, by the same means, to such party's counsel as set forth above.

                  (f) Entire Agreement. This Agreement contain the entire understanding of the parties with respect to the matters covered hereby.

                  (g) Amendments and Waivers. This Agreement may be amended as to the Holders and their successors and assigns (determined as provided in Section 13), and the Company may take any action herein prohibited, or omit to perform any act required to be performed by it, only if the Company shall obtain the written consent of the Holders of 75% of the Registrable Securities. This Agreement may not be waived, changed, modified, or discharged orally, but only by an agreement in writing signed by the party or parties against whom enforcement of any waiver, change, modification or discharge is sought or by parties with the right to consent to such waiver, change, modification or discharge on behalf of such party; provided, however, that any consent required by the Holders shall require the consent in writing of no less than the Holders of 75% of the Registrable Securities.

                  (h) Headings; Counterparts. Headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument, and shall become effective when one or more of the counterparts have been signed by each party and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

                  (i) Gender. Whenever used herein the singular number shall include the plural, the plural shall include the singular, and the use of any gender shall include all genders.

                  (j) Further Assurances. Each of the parties hereto agrees to execute and deliver those writings and documents reasonably required to more fully carry out the purposes of this Agreement and the transactions contemplated hereby.

                  (k) GOVERNING LAW. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE
WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES.

                  (l) No Third Party Beneficiaries. Except as provided by Sections 10 and 13, nothing contained in this Agreement is intended to confer upon any Person other than the parties hereto and their respective successors and permitted assigns and transferees, any benefit, right or remedies under or by reason of this Agreement.

                  (m) Consent to Jurisdiction. Each of the parties hereto irrevocably submits to the personal exclusive jurisdiction of the United States District Court for the District of Delaware for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and, to the extent permitted under applicable rules of procedure, agrees not to commence any action, suit or proceeding relating hereto except in such court). Each of the parties hereto further agrees that service of any process, summons, notice or document hand delivered or sent by registered mail to such party's respective address set forth in Section 14(e) will be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the United States District court for the District of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum.

         IN WITNESS WHEREOF, each of the parties has executed this Agreement or caused this Agreement to be executed on its behalf as of the day and year first above written.



MILLENNIUM PHARMACEUTICALS, INC.              BAYER AG


By: /s/                                       By: /s/
Title:                                        Title:


                                              By: /s/
                                              Title: